UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Stevanato Group S.p.A.

Interim report

for the three and the nine months ended September 30, 2024

INTRODUCTION

The financial information of Stevanato Group included in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro”, “EUR” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars”, “USD” and “$” refer to the currency of the United States of America (the “United States”).

Certain totals in the tables included in this document may not add due to rounding. The financial data in the Management Discussion and Analysis of Financial Condition and Results of Operations is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in Euro.

This Interim Report is unaudited.

i

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report on Form 6-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group”, the “Company” and, together with its subsidiaries, the “Group”). These forward-looking statements include, or may include, words such as “anticipate,” "assumes," "believe," "derive," "drive," "estimated," "forecast," "forseeable," "future," "growing," "increase," "may," "plan," “potential,” “remain,” “to be,” “will,” "would," and other similar terminology. Forward-looking statements contained in this report include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and our expectations to increase production capacity; the global supply chain and our committed orders; customer demand and customers' ability to destock higher inventories accumulated during the COVID-19 pandemic; the success of our initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; our geographical and industrial footprint; and our goals, strategies and investment plans. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, inflation, the impact of the conflict between Russia and Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other negative developments in Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (iv) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (v) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vi) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (vii) significant interruptions in our operations could harm our business, financial condition and results of operations; (viii) as a consequence of the COVID-19 pandemic, sales of syringes and vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may shrink, as the need for COVID-19 related solutions continue to decline; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (x) our business, financial condition and results of operations may be impacted by our ability to successfully expand capacity to meet customer demand; (xi) the loss of a significant number of customers or a reduction in orders from a significant number of customers, including through destocking initiatives or lack of transparency of our products held by customers, could reduce our sales and harm our financial performance; (xii) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xiii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiv) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xv) given the relevance of our activities in the healthcare sector, investments by non-Italian entities in the Company, as well as certain asset disposals by the Company, may be subject to the prior authorization of the Italian Government (so called "golden powers"); (xvi) if relations between China and the United States deteriorate, our business in the United States and China could be materially and adversely affected; (xvii) cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements; (xviii) our trade secrets may be misappropriated or disclosed, and confidentiality agreements with directors, employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information; (xix) if we are unable to obtain and maintain patent protection for our technology, products and potential products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets; (xx) we depend in part on proprietary technology licensed from others. If we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products; and (xxi) we are obligated to maintain proper and effective internal controls over financial reporting. Our internal controls were not effective for the year ended December 31, 2023, and in the future may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares. This list is not exhaustive. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

ii

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Risk Factors” below and “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 7, 2024.

iii

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AT AND FOR THE THREE AND THE NINE MONTHS ENDED SEPTEMBER 30, 2024

Stevanato Group S.p.A.

Interim consolidated income statement

for the three and the nine months ended September 30, 2024 and 2023

(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
		2024	2023	2024	2023
		(EUR thousand)		(EUR thousand)
	Notes
Revenue	9	277,867	271,418	773,441	764,715
Cost of sales	10	203,423	188,523	569,276	526,657
Gross Profit		74,444	82,895	204,165	238,058

Other operating income	11	1,275	2,199	3,559	7,433
Selling and marketing expenses	12	5,769	4,998	18,950	17,839
Research and development expenses	12	6,609	8,693	26,103	25,605
General and administrative expenses	12	22,315	20,243	68,386	65,374
Operating Profit		41,026	51,160	94,285	136,673

Finance income	13	6,790	4,812	13,636	15,940
Finance expense	14	7,027	5,572	12,284	21,854
Profit Before Tax		40,789	50,400	95,637	130,759

Income taxes	15	10,768	12,507	26,181	30,302
Net Profit		30,021	37,893	69,456	100,457

Net Profit attributable to:
Equity holders of the parent		30,026	37,894	69,465	100,400
Non-controlling interests		(5)	(1)	(9)	57
		30,021	37,893	69,456	100,457

Earnings per share
Basic earnings per ordinary share (in EUR)	16	0.11	0.14	0.26	0.38
Diluted earnings per ordinary share (in EUR)	16	0.11	0.14	0.26	0.38

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statement of comprehensive income

for the three and the nine months ended September 30, 2024 and 2023

(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
		2024	2023	2024	2023
		(EUR thousand)		(EUR thousand)
	Notes
Net Profit		30,021	37,893	69,456	100,457

Gains/(losses) from remeasurement of employee defined benefit plans		(112)	185	164	63
Tax effect relating to those components of OCI		8	(20)	(11)	(2)
Other comprehensive income/(loss) that will not be classified subsequently to profit or loss		(104)	165	153	61

Exchange difference on translation of foreign operations	26	(31,858)	6,298	(36,962)	13,804
Changes in the fair value of cash flow hedging instruments		(612)	(2,606)	(1,380)	(3,255)
Changes in the time value element - cost of hedge		(167)	363	(228)	76
Tax effect relating to those components of OCI		141	683	356	696
Other comprehensive income that might be classified subsequently to profit or loss		(32,496)	4,738	(38,214)	11,321

Total other comprehensive income, net of tax		(32,600)	4,903	(38,061)	11,382

Total Comprehensive Income		(2,579)	42,796	31,395	111,839

Attributable to:
Equity holders of the parent		(2,574)	42,849	31,404	111,814
Non-controlling interests		(5)	(53)	(9)	25
		(2,579)	42,796	31,395	111,839

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statement of financial position

at September 30, 2024 and at December 31, 2023

(Unaudited)

		At September 30,	At December 31,
		2024	2023
		(EUR thousand)
Assets	Notes
Non-current assets
Goodwill		49,983	49,983
Intangible assets	17	33,104	30,985
Right of use assets	19	16,795	18,249
Property, plant and equipment	18	1,157,701	1,028,489
Financial assets - investments FVTPL		249	676
Other non-current financial assets	20	5,501	5,052
Deferred tax assets	15	86,986	76,251
		1,350,319	1,209,685
Current assets
Inventories	21	286,590	255,321
Contract assets	22	165,958	172,580
Trade receivables	22	268,070	301,769
Other current financial assets	20	2,648	4,382
Tax receivables	23	14,778	14,338
Other receivables	24	47,484	43,900
Cash and cash equivalents	25	77,996	69,602
		863,524	861,892
Total assets		2,213,843	2,071,577
Equity and liabilities
Equity
Share capital	26	22,232	21,698
Reserves and retained earnings	26	1,230,550	965,202
Net profit attributable to equity holders of the parent	26	69,465	145,631
Equity attributable to equity holders of the parent		1,322,247	1,132,531
Non-controlling interests	26	49	115
Total equity		1,322,296	1,132,646

Non-current liabilities
Non-current financial liabilities	27	289,372	255,639
Employees benefits	29	7,199	7,413
Non-current provisions	31	3,918	3,975
Deferred tax liabilities	15	10,819	9,624
Non-current advances from customers	34	51,010	39,418
Other non-current liabilities	32	52,168	48,474
		414,486	364,543
Current liabilities
Current financial liabilities	27	75,614	143,277
Current provisions	31	1,863	1,063
Trade payables	33	246,150	277,815
Contract liabilities	34	23,220	22,306
Advances from customers	34	6,978	22,892
Tax payables	23	51,809	30,798
Other current liabilities	33	71,427	76,237
		477,061	574,388
Total liabilities		891,547	938,931
Total equity and liabilities		2,213,843	2,071,577

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of changes in equity

for the nine months ended September 30, 2024 and 2023

(Unaudited)

	Notes	Share capital	Share premium reserve	Treasury shares reserve	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2024		21,698	389,312	(27,233)	2,241	(83)	(287)	(10,976)	757,859	1,132,531	115	1,132,646
Other comprehensive income	26	—	—	—	(1,078)	(173)	153	(36,963)	—	(38,061)	—	(38,061)
Net profit	26	—	—	—	—	—	—	—	69,465	69,465	(9)	69,456
Total comprehensive income		—	—	—	(1,078)	(173)	153	(36,963)	69,465	31,404	(9)	31,395
Dividends	26	—	—	—	—	—	—	—	(14,457)	(14,457)	—	(14,457)
Change in the consolidated group		—	—	—	—	—	—	—	56	56	(56)	—
Capital increase	26	534	174,376	—	—	—	—	—	—	174,910	—	174,910
Accessory costs to capital increase	26	—	(5,425)	—	—	—	—	—	—	(5,425)	—	(5,425)
Taxes relating to capital increase costs	26	—	1,302	—	—	—	—	—	—	1,302	—	1,302
Share-based incentive plans	26	—	—	85	—	—	—	—	1,801	1,886	—	1,886
Other	26	—	—	—	—	—	—	—	40	40	—	40
Total effects		534	170,253	85	—	—	—	—	(12,560)	158,313	(56)	158,257
At September 30, 2024		22,232	559,565	(27,148)	1,163	(256)	(134)	(47,939)	814,764	1,322,247	49	1,322,296

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

	Notes	Share capital	Share premium reserve	Treasury shares reserve	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2023		21,698	389,312	(27,740)	5,371	(179)	(74)	(15,611)	623,353	996,130	(220)	995,910
Other comprehensive income/(loss)		—	—	—	(2,541)	58	61	13,836	—	11,414	(32)	11,382
Net profit		—	—	—	—	—	—	—	100,400	100,400	57	100,457
Total comprehensive income		—	—	—	(2,541)	58	61	13,836	100,400	111,814	25	111,839
Dividends		—	—	—	—	—	—	—	(14,294)	(14,294)	—	(14,294)
Share-based incentive plans		—	—	507	—	—	—	—	3,009	3,516	—	3,516
Acquisition of non-controlling interests		—	—	—	—	—	—	—	(557)	(557)	307	(250)
Other		—	—	—	—	—	—	—	(39)	(39)	—	(39)
Total effects		—	—	507	—	—	—	—	(11,881)	(11,374)	307	(11,067)
At September 30, 2023		21,698	389,312	(27,233)	2,830	(121)	(13)	(1,775)	711,872	1,096,570	112	1,096,682

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of cash flows

for the nine months ended September 30, 2024 and 2023

(Unaudited)

		For the nine months ended September 30,
		2024	2023
		(EUR thousand)
	Notes
Operating activities
Profit before tax		95,637	130,759
Adjustments:
- depreciation and impairment of property, plant and equipment	18	49,409	46,792
- amortization of intangible assets and right of use assets	17, 19	11,539	11,629
- allowance for doubtful accounts		275	(50)
- net interest expense		2,475	2,369
- (gain) from the disposal of non-current assets		(112)	(22)
Change in other provisions		2,081	2,540
Change in employee benefits		111	(94)
Other non-cash expenses, net		(13,786)	6,797
Working capital changes:
- inventories and contract assets		(28,013)	(120,494)
- trade receivables and other assets		26,367	(17,225)
- trade payables, contract liabilities, advances and other liabilities		(16,668)	59,500
Interest paid		(3,795)	(2,394)
Interest received		1,724	663
Income tax paid		(15,103)	(25,751)
Net Cash Flows from operating activities		112,141	95,019
Cash Flow from investing activities
Purchase of property, plant and equipment		(213,718)	(351,237)
Proceeds from sale of property plant and equipment		3,133	122
Purchase of intangible assets		(8,666)	(3,566)
Proceeds from investments in financial assets		247	(2,164)
Proceeds from life insurance policies redemption		—	27,908
Acquisition of a subsidiary		(175)	—
Net Cash Flows used in investing activities		(219,179)	(328,937)
Cash Flow from financing activities
Net proceeds from follow on offering of ordinary shares	25	169,772	—
Acquisition of non-controlling interests		—	(250)
Dividends paid	26	(14,457)	(3,842)
Payment of principal portion of lease liabilities		(4,901)	(4,786)
Proceeds from borrowings		100,171	127,142
Repayments of borrowings		(133,683)	(47,973)
Net Cash Flows from financing activities		116,902	70,291

Net change in cash and cash equivalents		9,864	(163,627)
Net foreign exchange differences on cash and cash equivalents		(1,470)	(291)
Cash and cash equivalents at January 1		69,602	228,740
Cash and cash equivalents at September 30		77,996	64,822

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Unaudited)

1.
Corporate information

Stevanato Group S.p.A. (herein referred to as the “Company” and together with its subsidiaries the “Group”) is headquartered in Italy and its registered office is located at via Molinella 17, Piombino Dese (Padova, Italy). The Group is active in the design, production and distribution of products and processes to provide integrated solutions for the bio-pharma and healthcare industries, leveraging on regular investment and the selected acquisition of skills and new technologies to maintain and enhance its status as a global leader in the bio-pharma industry. Principal products are containment solutions, drug delivery systems, medical devices, diagnostic and analytical services, visual inspection machines, assembling and packaging machines, and glass forming machines.

The Group has ten production plants for manufacturing and assembly of bio-pharma and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, and the United States), four plants for the production of machinery and equipment (in Italy and Denmark), two sites for analytical services (in Italy and the United States) and two commercial offices (in Japan and the United States). The Group is expanding its global capacity primarily for its high-value solutions products. In Italy, the new facilities in Piombino Dese and in Latina started commercial production in 2023. In the United States, the Group is advancing the build out of its new EZ-fill® manufacturing hub in Fishers, Indiana. In late 2023, the Group launched customer validations which are expected to continue into 2026 and in the third quarter of 2024, the Group initiated commercial production in Fishers. The global footprint allows the Group to sell products and provide services in more than 70 countries worldwide.

Stevanato Group S.p.A. is controlled by Stevanato Holding S.r.l. which holds 73.73% of its share capital.

On July 16, 2021, Stevanato Group began trading on the New York Stock Exchange under the symbol "STVN".

2.
Authorization of Unaudited Interim Condensed Consolidated Financial Statements and compliance with international financial reporting standards

These Unaudited Interim Condensed Consolidated Financial Statements of Stevanato Group S.p.A. were authorized for issuance on October 30, 2024 and have been prepared in accordance with IAS 34 - Interim Financial Reporting. These Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2023 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies adopted are consistent with those used at December 31, 2023, except as described in Note 3 - Basis of preparation for the Unaudited Interim Condensed Consolidated Financial Statements “New standards, amendments and interpretations”.

3.
Basis of preparation for Unaudited Interim Condensed Consolidated Financial Statements

The preparation of the Unaudited Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Unaudited Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Impairment tests of non-current assets (including goodwill and assets with an indefinite useful life for which impairment tests are performed for the preparation of the annual Consolidated Financial Statements) are not performed for the preparation of the Unaudited Interim Condensed Consolidated Financial Statements unless impairment indicators have been identified.

The actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements. IAS 34 also requires the disclosure of the nature and amount of items affecting net income that are unusual due to their nature, size or significance.

These Unaudited Interim Condensed Consolidated Financial Statements include the interim condensed consolidated income statement, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of financial position, the interim condensed consolidated statement of changes in equity, the interim condensed consolidated cash flow statement and the accompanying condensed notes. The Unaudited Interim Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Company’s management considers that there are currently no material uncertainties that may cast significant doubts over this assumption. Management has formed a judgment that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than one year after the date the financial statements are approved to be issued.

As the Group is not including the full set of disclosures, as required in a complete set of financial statements, the interim financial statements of the Group are regarded as ‘condensed’, as per IAS 34.

New standards, amendments and interpretations

The accounting policies adopted in the preparation of the Unaudited Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Consolidated Financial Statements for the year ended December 31, 2023, except for the adoption of new standards and amendments effective from January 1, 2024. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amendments and new standards effective from January 1, 2024 were adopted for the first time in 2024 and did not have a material impact on the Unaudited Interim Condensed Consolidated Financial Statements of the Group:

In January 2020, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2024.

In September 2022, the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments are effective on or after January 1, 2024.

In October 2022, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. These amendments are effective on or after January 1, 2024.

In May 2023, the IASB issued amendments to IAS 7 — Statement of Cash Flows and IFRS 7 — Financial Instruments: Disclosures: Supplier Finance Arrangements, that introduce new disclosure requirements to enhance the transparency and usefulness of the information provided by entities about supplier finance arrangements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments are effective on or after January 1, 2024.

The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2025 or subsequent years are listed below:

In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability, to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. These amendments are effective on or after January 1, 2025. The Group does not expect any material impact from the adoption of these amendments.

In April 2024, the IASB issued the new standard IFRS 18 — Presentation and Disclosure in Financial Statements, with the aim to give investors more transparent and comparable information about companies' financial performance through the introduction of three sets of new requirements: improved comparability in the income statement; enhanced transparency of management-defined performance measures; more useful grouping of information in the financial statements. The new standard will affect all companies using IFRS Accounting Standards and will replace IAS 1 — Presentation of Financial Statements (while some of its requirements will be carried forward in IFRS 18). The standard is effective on or after January 1, 2027 but early adoption is possible.

In May 2024, the IASB issued amendments to IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments-Disclosure, with the aim to set financial liabilities using an electronic payment system and to assess contractual cash flow characteristics of financial assets, including those with environmental, social and governance (ESG)-linked features. They also amended disclosure requirements relating to investments in equity instruments designated at fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs. The amendments are effective for annual reporting periods beginning on or after 1 January 2026, but early adoption is possible.

In July 2024, the IASB published 'Annual Improvements to IFRS Accounting Standards — Volume 11'. It contains amendments to five standards as result of the IASB's annual improvements project (IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 — Financial Instruments: Disclosures, IFRS 9 — Financial Instruments, IFRS 10 — Consolidated Financial Statements, IAS 7 — Statement of Cash Flows). The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

4.
Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s operating companies. There are no changes in the scope of consolidation for the periods presented in this Unaudited Interim Condensed Consolidated Financial Statements.

Subsidiaries

The Unaudited Interim Condensed Consolidated Financial Statements of the Group include the following companies controlled by the parent company Stevanato Group S.p.A. directly or indirectly through the subsidiaries Stevanato Group International a.s., Balda Medical GmbH and Spami S.r.l.:

				% equity interest
Name	Segment	Description	Country of incorporation	Sep. 30, 2024	Dec. 31, 2023
Nuova Ompi S.r.l.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions and development of integrated solutions for the pharmaceutical industry	Italy	100%	100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	100%	100%
Perugini S.r.l.	Engineering	Production of consumables and mechanical components for industrial machines	Italy	100%	100%
Stevanato Group International a.s.	Holding	Service/Subholding company	Slovakia	100%	100%
Medical Glass a.s.	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Slovakia	99.74%	99.74%
Stevanato Group N.A. S. de RL de CV	Biopharmaceutical and Diagnostic Solutions	Service company	Mexico	100%	100%
Ompi N.A. S. de RL de CV	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Mexico	100%	100%
Ompi of America inc.	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions and analytical services	USA	100%	100%
Ompi do Brasil I. e C. de Em. Far. Ltda	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	Brazil	100%	100%
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical and Diagnostic Solutions	Production of drug containment solutions	China	100%	100%
Stevanato Group Denmark A/S	Engineering	Production plant and machinery	Denmark	100%	100%
Medirio SA	Biopharmaceutical and Diagnostic Solutions	Research and development	Switzerland	100%	100%
Balda Medical Gmbh	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions	Germany	100%	100%
Balda C. Brewer Inc.	Biopharmaceutical and Diagnostic Solutions	Production of in-vitro diagnostic solutions	USA	100%	100%
Balda Precision Inc.	Biopharmaceutical and Diagnostic Solutions	Production of metal components	USA	100%	100%
Ompi of Japan Co., Ltd.	Biopharmaceutical and Diagnostic Solutions	Sale of drug containment solutions	Japan	100%	100%

Non-controlling interests

The equity and the net profit attributable to non-controlling interests at September 30, 2024 relate to Medical Glass a.s. in which the Group holds a 99.74% interest.

5.
Financial Risk Factors

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly related to foreign currency exchange rates and interest rates;
•
liquidity risk, mainly related to difficulties in meeting the obligations associated with financial liabilities that are settled in cash or other financial assets, and to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general;
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities;
•
commodity risk, arising from the fluctuation in commodities prices, driven by external market factors, especially for natural gas and electricity. Such fluctuations in commodities price can cause significant business challenges that can, in turn, affect production costs, product pricing, margins and cash flows, value of assets and liabilities.

These risks could significantly affect the Group’s financial position, results of operations and cash flows. Therefore, the Group identifies and monitors these risks to identify potential negative effects in advance and takes action to mitigate them, primarily through its operating and financing activities and, if required, through the use of derivative financial instruments.

The Unaudited Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 38 of the Consolidated Financial Statements at and for the year ended December 31, 2023.

6.
Foreign currency exchange

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for the nine months ended September 30,	At September 30,	Average for the nine months ended September 30,	At September 30,	At December 31,
		2024	2024	2023	2023	2023
CHINA	CNY	7.8248	7.8511	7.6235	7.7352	7.8509
UNITED STATES	USD	1.0871	1.1196	1.0833	1.0594	1.1050
MEXICO	MXN	19.2951	21.9842	19.2804	18.5030	18.7231
DENMARK	DKK	7.4589	7.4560	7.4486	7.4571	7.4529
BRAZIL	BRL	5.6978	6.0504	5.4245	5.3065	5.3618
SWITZERLAND	CHF	0.9581	0.9439	0.9774	0.9669	0.9260
JAPAN	JPY	164.2864	159.8200	149.6515	158.1000	156.3300

7.
Seasonality of operations

The Group is not impacted by seasonality.

8.
Segment Information

Management identifies two operating segments, based on the internal organization and reporting structure of the Group. The criteria used to identify the Group’s operating segments are consistent with the way the chief operating decision-maker (identified as the Chief Executive Officer of Stevanato Group S.p.A.) assigns resources and monitors performance. The two operating segments are:

•
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents (such as vials, cartridges, syringes and drug delivery systems like pen injectors, auto injectors and wearables), as well as the production of diagnostic consumables. This segment deals mainly with the development and manufacturing of Drug Containment Solutions (DCS), In-Vitro Diagnostic Solutions (IVD) and Drug Delivery Systems (DDS). The business model is complex and requires constant cooperation with each customer for the development of the specific products they need, and it is based on sophisticated technical and industrial processes. This segment also delivers analytical and regulatory support services focused on investigating the physiochemical properties of primary packaging materials and components and studying the interactions between drug containment solutions and the drugs they will contain;
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (assembly, visual inspection, packaging and serialization and glass converting). The Engineering segment designs, develops and produces equipment and machinery for our internal use and for external customers. The Group assembles equipment and machinery and develops the software necessary for its functioning in addition to working closely with the customers to install the machinery and equipment in their production sites, ensuring that the machines are correctly calibrated and properly functioning. The after-sales services mainly consist of providing spare parts for our machinery and equipment as well as maintenance activity on the machines sold.

The operating segments described above are also identified as reportable segments.

	For the three months ended September 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	233,024	44,843	277,867	—	277,867
Inter-segment	1,840	48,557	50,397	(50,397)	0
Revenue	234,864	93,400	328,264	(50,397)	277,867
Cost of sales	168,994	78,791	247,785	(44,362)	203,423
Gross Profit	65,870	14,609	80,479	(6,035)	74,444

Other operating income	1,051	33	1,084	191	1,275
Selling and marketing expenses	5,304	765	6,069	(300)	5,769
Research and development expenses	5,577	996	6,573	36	6,609
General and administrative expenses	16,333	3,430	19,763	2,552	22,315
Operating Profit	39,707	9,451	49,158	(8,132)	41,026

of which amortization and depreciation and impairment of PPE	17,017	867	17,884	551	18,435

Total assets	1,760,244	626,300	2,386,544	(172,701)	2,213,843
Total liabilities	606,978	470,808	1,077,786	(186,239)	891,547

	For the three months ended September 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	218,942	52,476	271,418	—	271,418
Inter-segment	582	33,900	34,482	(34,482)	—
Revenue	219,524	86,376	305,900	(34,482)	271,418
Cost of sales	147,702	70,404	218,106	(29,583)	188,523
Gross Profit	71,822	15,972	87,794	(4,899)	82,895

Other operating income	2,247	—	2,247	(48)	2,199
Selling and marketing expenses	2,533	331	2,864	2,134	4,998
Research and development expenses	6,201	2,265	8,466	227	8,693
General and administrative expenses	18,720	3,721	22,441	(2,198)	20,243
Operating Profit	46,615	9,655	56,270	(5,110)	51,160

of which amortization and depreciation	19,678	1,008	20,686	(147)	20,539

	As at and for the nine months ended September 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	654,322	119,119	773,441	—	773,441
Inter-segment	2,996	131,187	134,183	(134,183)	—
Revenue	657,318	250,306	907,624	(134,183)	773,441
Cost of sales	475,680	214,111	689,791	(120,515)	569,276
Gross Profit	181,638	36,195	217,833	(13,668)	204,165

Other operating income	3,402	90	3,492	67	3,559
Selling and marketing expenses	16,816	2,684	19,500	(550)	18,950
Research and development expenses	18,267	6,447	24,714	1,389	26,103
General and administrative expenses	49,793	10,440	60,233	8,153	68,386
Operating Profit	100,164	16,714	116,878	(22,593)	94,285

of which amortization and depreciation and impairment of PPE	57,328	2,931	60,259	689	60,948

Total assets	1,760,244	626,300	2,386,544	(172,701)	2,213,843
Total liabilities	606,978	470,808	1,077,786	(186,239)	891,547

	For the nine months ended September 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External customers	619,301	145,414	764,715	—	764,715
Inter-segment	1,419	126,218	127,637	(127,637)	—
Revenue	620,720	271,632	892,352	(127,637)	764,715
Cost of sales	418,034	214,770	632,804	(106,147)	526,657
Gross Profit	202,686	56,862	259,548	(21,490)	238,058

Other operating income	7,608	—	7,608	(175)	7,433
Selling and marketing expenses	8,130	2,026	10,156	7,683	17,839
Research and development expenses	18,767	5,358	24,125	1,480	25,605
General and administrative expenses	57,483	11,333	68,816	(3,442)	65,374
Operating Profit	125,914	38,145	164,059	(27,386)	136,673

of which amortization and depreciation	55,681	2,826	58,507	(86)	58,421

Inter-segment revenue and costs are eliminated upon consolidation and reflected in the “adjustments, elimination and unallocated items” column. The most relevant adjustment in revenue relates to the sales of the equipment manufactured by the Engineering segment for use by the Biopharmaceutical and Diagnostic Solutions segment. “Adjustments, elimination and unallocated items” also includes some corporate residual costs not allocated to Biopharmaceutical and Diagnostic Solutions segment and Engineering segment.

The reconciliation from total segments operating profit to consolidated profit before tax is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	(EUR thousand)
Segments Operating Profit	49,158	56,270	116,878	164,059
Finance income	6,790	4,812	13,636	15,940
Finance expense	7,027	5,572	12,284	21,854
Inter-segment elimination and unallocated items	(8,132)	(5,110)	(22,593)	(27,386)
Profit Before Tax	40,789	50,400	95,637	130,759

For the nine months ended September 30, 2024, the Group served a customer who constituted 12.2% of consolidated revenue, equal to approximately EUR 94.1 million, realized both in the Biopharmaceutical and Diagnostic Solutions segment and in the Engineering segment.

For the nine months ended September 30, 2023, the Group served a customer who constituted 11.7% of consolidated revenue, equal to EUR 89.7 million, realized both in the Biopharmaceutical and Diagnostic Solutions segment and in the Engineering segment.

9.
Revenue from contracts with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

	For the three months ended September 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	100,432	—	100,432
Revenue from other containment and delivery solutions	132,591	—	132,591
Revenue from engineering	—	44,844	44,844
Total revenue from contracts with customers	233,023	44,844	277,867

Geographical markets
EMEA	142,807	34,017	176,824
APAC	21,136	3,978	25,114
North America	62,486	6,601	69,087
South America	6,594	248	6,842
Total revenue from contracts with customers	233,023	44,844	277,867

Timing of revenue recognition
Goods and services transferred at a point in time	221,272	5,599	226,871
Goods and services transferred over time	11,751	39,245	50,996
Total revenue from contracts with customers	233,023	44,844	277,867

	For the three months ended September 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	86,168	—	86,168
Revenue from other containment and delivery solutions	132,774	—	132,774
Revenue from engineering	—	52,476	52,476
Total revenue from contracts with customers	218,942	52,476	271,418

Geographical markets
EMEA	119,712	22,399	142,111
APAC	18,537	9,013	27,550
North America	73,679	19,148	92,827
South America	7,014	1,916	8,930
Total revenue from contracts with customers	218,942	52,476	271,418

Timing of revenue recognition
Goods and services transferred at a point in time	214,617	3,923	218,540
Goods and services transferred over time	4,325	48,553	52,878
Total revenue from contracts with customers	218,942	52,476	271,418

	For the nine months ended September 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	291,752	—	291,752
Revenue from other containment and delivery solutions	362,570	—	362,570
Revenue from engineering	—	119,119	119,119
Total revenue from contracts with customers	654,322	119,119	773,441

Geographical markets
EMEA	398,440	77,996	476,436
APAC	55,070	9,856	64,926
North America	181,804	27,718	209,522
South America	19,008	3,549	22,557
Total revenue from contracts with customers	654,322	119,119	773,441

Timing of revenue recognition
Goods and services transferred at a point in time	628,131	16,571	644,702
Goods and services transferred over time	26,191	102,548	128,739
Total revenue from contracts with customers	654,322	119,119	773,441

	For the nine months ended September 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Nature of goods and services
Revenue from high-value solutions	247,069	—	247,069
Revenue from other containment and delivery solutions	372,231	—	372,231
Revenue from engineering	—	145,414	145,414
Total revenue from contracts with customers	619,301	145,414	764,715

Geographical markets
EMEA	374,918	78,416	453,334
APAC	50,918	22,749	73,667
North America	174,717	40,658	215,375
South America	18,748	3,591	22,339
Total revenue from contracts with customers	619,301	145,414	764,715

Timing of revenue recognition
Goods and services transferred at a point in time	609,367	11,293	620,660
Goods and services transferred over time	9,934	134,121	144,055
Total revenue from contracts with customers	619,301	145,414	764,715

Revenue is disclosed by nature according to the goods and services provided by our operating segments. Revenue realized by the Biopharmaceutical and Diagnostic Solutions segment includes:

- High-value solutions: wholly owned, internally developed products, processes and services for which the Group holds intellectual property rights or has strong proprietary know-how and which are characterized by particular complexity or high performance; and

- Other containment and delivery solutions.

The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific). Revenue by geographical markets is based on the end customer location.

Contract balances, Trade Receivables and Advances from Customers

The following table provides information on contractual assets and liabilities from contracts with customers as well as on trade receivables and advances from customers:

	At September 30,	At December 31,
	2024	2023
	(EUR thousand)
Trade receivables	268,070	301,769
Contract assets	165,958	172,580
Contract liabilities	(23,220)	(22,306)
Advances from customers	(6,978)	(22,892)
Non-current advances from customers	(51,010)	(39,418)

The contract assets mainly relate to the Group’s right to receive payment for production from construction contracts not yet invoiced as of the balance sheet date. The amounts recognized as contract assets are reclassified to trade receivable as soon as the Group has an unconditional right to receive payment.

10.
Cost of sales

Cost of sales are detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	(EUR thousand)
Cost of materials	112,309	101,442	289,321	268,540
Direct industrial labor	37,281	36,761	114,433	111,983
Indirect industrial labor	19,934	17,880	61,890	53,047
Industrial depreciation and amortization	15,125	17,300	48,677	48,809
Impairment of PPE	(8)	—	2,604	—
Other costs of sales	18,782	15,140	52,351	44,278
Total Cost of sales	203,423	188,523	569,276	526,657

Cost of sales mainly pertains to the cost of materials, components and labor expenses related to the production and distribution of our goods and services. Cost of sales for the nine months ended September 30, 2024 also included depreciation and amortization of EUR 48,677 thousand (EUR 48,809 thousand for the nine months ended September 30, 2023), as well as industrial capitalized costs for the machinery and equipment built within the Group, subcontracting work, and industrial overheads. For the nine months ended September 30, 2024, cost of sales included an impairment loss of EUR 2,604 thousand related to a facility located in China as better described in Note 18.

In the second quarter of 2024, the Group reassessed the expected useful life of certain machinery installed in its Italian facilities considering the low impact of extraordinary maintenance performed over time on these assets, their first installation and their continuing functioning. Based on a technical appraisal, the expected useful lives for the machinery pertaining to our bulk production and to our EZ-Fill® production were extended from 6.7 years to 15 years and 12 years, respectively. The change in the expected useful lives of the machinery was treated as a change in estimate starting from April 1, 2024. The reduction in depreciation expense in the second and third quarter of 2024 approximated EUR 9.7 million.

For the nine months ended September 30, 2023, cost of sales benefited from a grant of EUR 2,886 thousand provided by the Italian government to help businesses offset the significant rise in utilities costs. The grants, which subsidized the price increases from electricity and natural gas consumed during the period, were in effect through the second quarter of 2023.

11.
Other operating income

Other operating income for the nine months ended September 30, 2024 and 2023, amounted to EUR 3,559 thousand and EUR 7,433 thousand, respectively, and related mainly to (i) contributions received from customers and other business partners, in connection with collaboration agreements for development projects, where both parties share risks and benefits, (ii) certain insurance refunds, (iii) government grants, (iv) lease income, and (v) certain costs recharges. Based on the assessment performed, the Group does not consider these transactions to be part of ordinary revenue generating activities.

12.
Expenses

Expenses are detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	(EUR thousand)
Selling and marketing expenses	5,769	4,998	18,950	17,839
Research and development expenses	6,609	8,693	26,103	25,605
General and administrative expenses	22,315	20,243	68,386	65,374
Total Expenses	34,693	33,934	113,439	108,818

Selling and marketing expenses are mainly related to personnel expenses for the sales organizations, business development and events costs, travel expenses, and other marketing and strategic consultancies. Selling and marketing expenses include depreciation of EUR 448 thousand for the nine months ended September 30, 2024 (EUR 513 thousand for the nine months ended September 30, 2023), and the accrual of a provision for bad and doubtful debts of EUR 287 thousand (compared to a release of EUR 29 thousand for the nine months ended September 30, 2023).

Research and development expenses include costs for research and development activities to support the innovation of our products and components. Research and development expenses include amortization and depreciation for EUR 2,750 thousand for the nine months ended September 30, 2024 (EUR 3,012 thousand for the nine months ended September 30, 2023).

General and administrative expenses consist mainly of personnel expenses for administrative functions, consultancies, directors' compensation, rental fees, as well as, depreciation and amortization for EUR 6,470 thousand for the nine months ended September 30, 2024 (EUR 6,088 thousand for the nine months ended September 30, 2023).

For the nine months ended September 30, 2024, general and administrative expenses and research and development expenses included restructuring costs and other severance costs amounting to EUR 3,739 thousand primarily related to severance payments linked to the reorganization of some business functions.

13.
Finance income

Finance income is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	(EUR thousand)
Interest income from banks deposits	532	148	1,642	626
Income from financial discounts	—	—	37	8
Other financial income	—	(23)	46	29
Foreign currency exchange rate gains	4,654	4,838	9,419	11,720
Derivatives revaluation	1,519	(152)	1,827	3,555
Other fair value adjustments	85	1	665	2
Total finance income	6,790	4,812	13,636	15,940

14.
Finance expense

Finance expenses are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	(EUR thousand)
Interest on debt and borrowings	1,393	999	3,380	2,373
Financial discounts and other expenses	27	25	94	50
Interest on lease liabilities	189	144	524	412
Financial component IAS 19	64	65	201	197
Foreign currency exchange rate losses	4,855	2,475	5,444	15,580
Derivatives devaluation	413	1,725	2,205	2,964
Other fair value adjustments	86	139	436	278
Total finance expense	7,027	5,572	12,284	21,854

Finance expenses include bank interest on the Group’s financial debt and interest on leases related to the portion of financial expenses payable that matured in the reporting period on the liabilities, recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences are realized and unrealized gains and losses incurred on transactions in currencies other than the functional currency of the Group. The net foreign currency exchange impact, given by the sum of gains and losses, amounts to a net gain of EUR 3,975 thousand for the nine months ended September 30, 2024, and a net loss of EUR 3,860 thousand for the nine months ended September 30, 2023.

Derivatives revaluation and derivatives devaluation included changes in the fair values of the foreign currency forward contracts that have not been designated as hedge accounting relationships, as well as the ineffectiveness of the foreign currency forward contracts designated in a cash flow hedge.

15.
Income tax

Income tax expense amounted to EUR 26,181 thousand for the nine months ended September 30, 2024, compared to EUR 30,302 thousand for the nine months ended September 30, 2023.

The effective tax rate for the nine months ended September 30, 2024, was 27.4% compared to 23.2% for the nine months ended September 30, 2023. The increase in the effective tax rate is mainly attributable to the Italian legal entities and due to: (i) the abolition of the “ACE” tax benefit (linked to reinvestment of profits in the company), (ii) the less beneficial impact of a new tax benefit related to employment growth for the nine months ended September 30, 2024 compared to the impact of ACE for the nine months ended September 30, 2023, and (iii) the Italian tax energy bonuses and R&D tax credit which were recognized for the nine months ended September 30, 2023 and whose effects did not repeat in the nine months ended September 30, 2024.

The analysis of deferred tax assets and deferred tax liabilities at September 30, 2024 and at December 31, 2023 is as follows:

	At September 30,	At December 31,
	2024	2023
	(EUR thousand)
Intangible assets	(3,056)	(1,649)
Property, plant and equipment	34,733	30,150
Contract balances	(13,295)	(13,552)
Revaluations of investment properties to fair value	4,996	5,712
Expected credit losses	1,188	1,279
Derivatives	(338)	(708)
Leases	497	308
Long term incentives	48	12
Provisions	6,155	6,845
Accruals and other provisions	1,202	578
Tax losses carry forward	45,090	36,251
Unremitted earnings	(2,260)	(2,260)
Start up costs IPO SG spa	1,678	2,684
Other effects	1,390	977
Borrowing costs capitalization	(1,860)	—
Deferred tax assets, net	76,167	66,627
Reflected in the statement of financial position as follows:
Deferred tax assets	86,986	76,251
Deferred tax liabilities	(10,819)	(9,624)
Deferred tax assets, net	76,167	66,627

The Group has applied the temporary exception issued by the IASB in May 2023 from the accounting requirements for deferred taxes in IAS 12.

Accordingly, the Group neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes. On December 28, 2023, the government of Italy, where the parent company is incorporated, enacted the Pillar Two income taxes legislation effective from January 1, 2024 (see Legislative Decree no. 209/2023, hereinafter “the Italian Pillar Two rules”). According to the Italian Pillar Two rules, Stevanato Holding S.r.l. qualifies as the ultimate parent entity (“UPE”) for Pillar Two purposes, as it consolidates Stevanato Group S.p.A. on a line-by-line basis. As a consequence, the Pillar Two perimeter would be identified with the perimeter of the consolidated financial statements of Stevanato Holding S.r.l., including all the entities which are consolidated on a line-by-line basis. As the UPE, Stevanato Holding S.r.l. will be in charge of the calculation of the jurisdictional effective tax rate according to the Pillar Two Rules. Stevanato Holding S.r.l. directly holds the controlling participation in Stevanato Group S.p.A. with a 73.73% stake. Due to the apportionment of the profit rights related to the treasury shares held by Stevanato

Group S.p.A., according to Article no. 2357-ter of the Italian Civil Code, the profit rights held by Stevanato Holding S.r.l. are equal to 81.82% based on the number of shares owned by Stevanato Holding S.r.l. over the total amount of the shares with rights to profits. As a consequence, Stevanato Group S.p.A. is a constituent entity for Pillar Two purposes.

Under the Italian Pillar Two rules, the UPE will be generally required to pay in Italy a top-up tax on profits of its subsidiaries that are taxed at an effective tax rate (determined in accordance with the Italian Pillar Two rules) of less than 15%. The Group has performed a preliminary calculation of the “Transitional Safe Harbours” for Pillar Two purposes (“TSH”) on the basis of the OECD rules on “Safe Harbour and Penalty Relief” issued on December 20, 2022, which are intended as “qualifying international agreement on safe harbours” for the purposes of the EU Directive n. 2523/2022 (art. 32) and the Italian Pillar Two rules. This preliminary calculation is based on a forecasted fiscal year 2024. Based on the financial data of the third quarter of 2024, the only jurisdictions in which an actual exposure to top-up tax may exist is China, as no TSH test would be met. However, as the effective tax rate calculated for TSH purposes is close to 15%, we expect no significant impact in terms of potential top-up tax. For the sake of completeness, we highlight that currently China has not implemented a local Qualified Domestic Top-up Tax within their domestic legislation.

16.
Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of shares issued, net of the treasury shares, held by the Group.

For the three and the nine months ended September 30, 2024 and 2023, the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effect of potential shares that would be assigned to the beneficiaries based on the Group’s equity incentive plans (see Note 30 for further details on the equity incentive plans).

The following table reflects the profit attributable to equity holders of the parent and shares data used in the basic and diluted EPS calculation:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023

Profit attributable to equity holders of the parent (in EUR thousand)	30,026	37,894	69,465	100,400

Weighted average number of shares for basic EPS	272,870,175	264,931,353	270,544,443	264,777,621
Effects of dilution from share-based incentive plans	8,176	23,603	16,861	23,603
Effects of dilution from remuneration in shares	1,535	6,697	3,003	6,697
Weighted average number of shares adjusted for the effect of dilution	272,879,886	264,961,653	270,564,307	264,807,922

	2024	2023	2024	2023
Basic earnings per ordinary share (in EUR)	0.11	0.14	0.26	0.38
Diluted earnings per ordinary share (in EUR)	0.11	0.14	0.26	0.38

17.
Intangible assets

Changes in intangible assets at September 30, 2024, are as follows:

	Development costs	Industrial patents and intellectual property rights	Concessions, licenses, trademarks and similar rights	Intangible fixed assets in process and advances	Other intangible assets	Total
	(EUR thousand)
Cost
At January 1, 2024	16,057	30,550	25,890	6,056	12,218	90,771
Additions	—	28	—	8,638	—	8,666
Reclassifications	—	452	86	(538)	—	—
Exchange differences	(5)	(131)	—	(19)	(94)	(249)
At September 30, 2024	16,052	30,899	25,976	14,137	12,124	99,188

Amortization
At January 1, 2024	13,967	19,940	17,270	—	8,609	59,786
Amortization	1,202	4,025	906	—	334	6,467
Exchange differences	(3)	(117)	—	—	(49)	(169)
At September 30, 2024	15,166	23,848	18,176	—	8,894	66,084

Net book value
At September 30, 2024	886	7,051	7,800	14,137	3,230	33,104
At December 31, 2023	2,090	10,610	8,620	6,056	3,609	30,985

Additions in intangible assets amounting to EUR 8,666 thousand for the nine months ended September 30, 2024 were mainly related to: (i) the costs generated internally to support the development of a new packaging platform within the Engineering segment, amounting to EUR 5,553 thousand, and (ii) the costs associated with upgrading the ERP system and other software implementation.

At September 30, 2024, no impairment indicators have been identified for intangible assets and therefore no impairment losses have been accounted for.

18.
Property, plant, and equipment

Changes in items of property, plant, and equipment at September 30, 2024 are as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible assets	Assets under construction and advances	Total
	(EUR thousand)
Cost
At January 1, 2024	203,620	615,788	60,012	16,503	612,688	1,508,611
Additions	56	12,231	2,391	250	182,960	197,888
Disposals	(3,474)	(4,543)	(97)	(65)	—	(8,179)
Reclassifications	141,812	36,764	10,907	1,563	(191,046)	—
Impairment	—	—	—	—	(2,604)	(2,604)
Exchange differences	(9,996)	(13,090)	(797)	(711)	(1,149)	(25,743)
At September 30, 2024	332,018	647,150	72,416	17,540	600,849	1,669,973

Depreciation
At January 1, 2024	84,011	335,731	48,123	12,257	—	480,122
Depreciation charge for the period	6,448	32,733	6,507	1,118	—	46,806
Disposals	(1,035)	(3,966)	(93)	(64)	—	(5,158)
Exchange differences	(2,040)	(6,555)	(404)	(499)	—	(9,498)
At September 30, 2024	87,384	357,943	54,133	12,812	—	512,272

Net book value
At September 30, 2024	244,634	289,207	18,283	4,728	600,849	1,157,701
At December 31, 2023	119,609	280,057	11,889	4,246	612,688	1,028,489

For the nine months ended September 30, 2024, property, plant, and equipment additions of EUR 197,888 thousand were mainly due to (i) the advancement of construction of the Group’s new facilities in the U.S. and the related production lines, (ii) the ongoing ramp-up and addition of new production lines in the new brownfield plant in Latina, Italy, (iii) the expansion of the Group’s headquarters and production facilities in Piombino Dese, Italy, and (iv) the acquisition of land in Mexico. Additions also included investments for new manufacturing equipment for the production of EZ-Fill® and bulk syringes, vials and cartridges and molding machines for container in vitro diagnostic solutions as the Group continues its global capacity expansion initiatives.

In the first half of 2024, the Group sold its facility in Brabrand, Denmark. All activities in Brabrand were transitioned and consolidated to the Group's location in Silkeborg, Denmark, to gain operational efficiencies, harmonize the industrial footprint and allocate all resources and competencies at the same location to optimize the Group's Danish operations. As a result of such sale, the net decrease in land and buildings amounted to a total of EUR 2,361 thousand.

At September 30, 2024 capital expenditures associated with orders with our suppliers for the ongoing infrastructure investments were approximately EUR 92.2 million, net of the expected contribution from the U.S. government’s Biomedical Advanced Research and Development Authority ("BARDA"). As part of the investment for the construction of the new U.S. facility in Fishers, Indiana, in February 2022, Stevanato Group entered into an agreement with BARDA whereby BARDA agreed to make a multi-year contribution for up to approximately USD 95 million (or approximately EUR 85 million) for manufacturing capacity for standard and EZ-Fill® vials in support of U.S. national defense readiness and preparedness programs for current and future public health emergencies.

At September 30, 2024, the Group recorded an impairment loss of EUR 2,604 thousand resulting from the write-down of a facility in Zhangjiagang, China, that was acquired in 2021 and still included among assets under construction, to its estimated recoverable amount. The write-down of the Zhangjiagang facility resulted from the further postponement of the EZ-Fill® capacity expansion investment due to the diversion of a customer's EZ-Fill® project to the Group's facility in Latina, Italy, and to the increasing focus on the capacity expansion projects in the U.S. and Italy. This write down was recognized in the consolidated income statement as cost of sales. The recoverable amount of EUR 10,714 thousand was based on the fair value of the building resulting from a technical asset appraisal.

In the second quarter of 2024, the Group reassessed the expected useful life of certain machinery installed in the Italian facilities considering the low impact of extraordinary maintenance performed over time on these assets, their first installation and their continuing functioning. Based on a technical appraisal, the expected useful lives for the machinery pertaining to our bulk production and to our EZ-Fill® production were extended from 6.7 years to 15 years and 12 years, respectively. The change in the expected useful lives of the machinery was treated as a change in estimate starting from April 1, 2024. The reduction in depreciation expense in the second and third quarter of 2024 approximated EUR 9.7 million.

19.
Right of Use assets

Movements in the leased Right of Use assets for the first nine months of 2024 are shown below:

	Buildings	Plant and machinery	Industrial equipment	Other tangible assets	Total
	(EUR thousand)
Cost
At January 1, 2024	23,020	9,888	346	13,255	46,509
Additions	2,427	17	—	1,427	3,871
Disposals	(136)	—	—	(157)	(293)
Exchange rate differences	(201)	(4)	—	(100)	(305)
At September 30, 2024	25,110	9,901	346	14,425	49,782

Depreciation
At January 1, 2024	11,264	7,291	322	9,383	28,260
Depreciation charge for the year	2,620	1,107	6	1,339	5,072
Disposals	(38)	—	—	(141)	(179)
Reclassifications	—	(18)	18	—	—
Exchange rate differences	(111)	(4)	—	(51)	(165)
At September 30, 2024	13,735	8,376	346	10,530	32,987

Net book value
At September 30, 2024	11,375	1,525	—	3,895	16,795
At December 31, 2023	11,756	2,597	24	3,872	18,249

20. Other Financial assets

The following table details the composition of other financial assets:

	At September 30,	At December 31,
	2024	2023
	(EUR thousand)
Fair value of derivatives financial instruments	—	577
Non-current secured notes at FVTPL	3,915	3,182
Other non-current financial assets	1,586	1,293
Other non-current financial assets	5,501	5,052

Fair value of derivatives financial instruments	2,648	3,633
Other current financial assets	—	749
Other current financial assets	2,648	4,382

Other Financial Assets	8,149	9,434

At September 30, 2024 and at December 31, 2023, other non-current financial assets mainly included guarantee deposits and a secured senior convertible promissory note amounting to EUR 3,915 thousand and EUR 3,182 thousand respectively. The note has principal balance equal to the consideration paid by Stevanato Group for the note and accrues interest at 5% per annum from June 14, 2023 through November 27, 2023, and 6% per annum thereafter. The then outstanding principal and unpaid accrued interest of the note may be converted, at the option of the holder, in whole or in part, into conversion shares upon the closing of any sale by the issuing company of its equity securities primarily for equity fundraising purposes. The note is measured at fair value to profit and loss since the contractual cash flows do not consist solely of payments of principal and accrued interest on the amount of principal to be repaid, but provide for the possible acquisition of equity instruments of the issuing company. Refer to Note 28 for further details on the fair value measurement.

At September 30, 2024 and at December 31, 2023, other non-current financial assets and other current financial assets included also the fair value of derivatives financial instruments.

The following table sets forth the analysis of derivative assets and liabilities at September 30, 2024 and at December 31, 2023.

	At September 30,		At December 31,
	2024		2023
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR thousand)
Non-Current financial assets
Interest Rate Swap - hedging instruments	—	—	577	577

Current financial assets
Foreign exchange forward contracts - trading derivatives	136	136	204	204
Foreign exchange forward contracts - hedging instruments	929	929	1,056	1,056
Interest Rate Swap - hedging instruments	1,357	1,357	2,373	2,373
Commodity Swap - hedging instruments	226	226	—	—

Non-Current financial liabilities
Interest Rate Swap - hedging instruments	(709)	(709)	(488)	(488)

Current financial liabilities
Foreign exchange forward contracts - trading derivatives	(424)	(424)	—	—
Commodity Swap - hedging instruments	(20)	(20)	(20)	(20)
Interest Rate Swap - hedging instruments	(219)	(219)	—	—

At September 30, 2024 and at December 31, 2023 part of the derivatives on currency risk have not been designated as hedging instruments and reflect the change in the fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for expected sales. The change in the fair value of the derivatives not designed as hedging instruments is booked among finance income and finance expense.

Derivatives designated as hedging instruments reflect the change in fair value of:

•
the interest rate swap contracts, designated as cash flow hedges to hedge fluctuations in variable interest rate on loans;
•
the foreign exchange forward contracts, designed as cash flow hedges to hedge highly probable forecast sales in U.S. Dollars;
•
the commodity swap contracts, designed to hedge against price swings in the market for natural gas and electricity.

The change in the fair value of the derivatives designed as hedging instruments is booked in a separate component of equity (cash flow hedge reserve). The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the cash flows of the underlying transaction.

21.
Inventories

Inventories, shown net of an allowance for obsolete and slow-moving goods, can be analyzed as follows:

	At September 30,	At December 31
	2024	2023
	(EUR thousand)
Raw materials	115,934	122,083
Semifinished products	65,100	38,347
Finished products	124,942	113,033
Provision from slow moving and obsolescence	(19,386)	(18,142)
Total inventories	286,590	255,321

Inventories at September 30, 2024 amounted to EUR 286,590 thousand compared to EUR 255,321 thousand at December 31, 2023, which reflects an increase in finished products for the establishment of inventories in new plants and the manufacture of products that are expected to be delivered to customers in future quarters.

The provision for slow moving and obsolete inventories at September 30, 2024, and at December 31, 2023, amounted to EUR 19,386 thousand and EUR 18,142 thousand, respectively, with an accrual of EUR 1,296 thousand recognized within cost of sales and other changes due to utilization and exchange rate movements for EUR 52 thousand for the nine months ended September 30, 2024. For the nine months ended September 30, 2023 the accrual for slow moving and obsolete inventories recognized within cost of sales amounted to EUR 2,574 thousand.

22.
Trade receivables and contract assets

Trade receivables and contract assets are analyzed as follows:

	At September 30,	At December 31,
	2024	2023
	(EUR thousand)
Trade receivables	274,864	308,425
Allowance for expected credit losses	(6,794)	(6,656)
Total trade receivables	268,070	301,769

Trade receivables are non-interest bearing and generally have a term of 60 to 90 days. The Group is not exposed to significant concentration of third-party credit risk. Trade receivables are stated net of an allowance for expected credit losses which has been determined in accordance with IFRS 9 amounting to EUR 6,794 thousand and EUR 6,656 thousand at September 30, 2024 and at December 31, 2023, respectively.

Contract assets

Contract assets relate to ongoing customer-specific construction contracts within the Engineering segment and from the in-vitro diagnostic and DDS businesses, which are part of the Biopharmaceutical and Diagnostic Solutions segment. As such, the balances of this account vary and are dependent on the number of ongoing construction contracts at the end of the period.

The Group had contract assets of EUR 165,958 thousand at September 30, 2024, and EUR 172,580 thousand at December 31, 2023. Contract assets gross amounted to EUR 383,711 thousand (EUR 360,433 thousand at December 31, 2023), net of advance invoices issued of EUR 217,753 thousand (EUR 187,853 thousand at December 31, 2023).

23.
Tax receivables and tax payables

At September 30, 2024 tax receivables amounted to EUR 14,778 thousand, compared to EUR 14,338 thousand at December 31, 2023, and tax payables amounted to EUR 51,809 thousand, compared to EUR 30,798 thousand at December 31, 2023. The total net balance at September 30, 2024, was a payable amounting to EUR 37,031 thousand, compared to a payable amounting to EUR 16,460 thousand at December 31, 2023.

The increase in net balance was mainly due to the increased payable resulting from accruals of the Corporate Income Tax for the nine months ended September 30, 2024 that was only partially offset by 2024 tax advances, since the majority of 2024 tax advances payable by the relevant Italian legal entities of the Group will be paid in the fourth quarter of 2024.

24.
Other receivables

At September 30, 2024 other receivables amounted to EUR 47,484 thousand, compared to EUR 43,900 thousand at December 31, 2023. Other receivables mainly included VAT receivables.

25.
Cash and cash equivalents

At September 30, 2024 cash and cash equivalents amounted to EUR 77,996 thousand, compared to EUR 69,602 thousand at December 31, 2023. On March 26, 2024, Stevanato Group closed its underwritten follow-on public offering of an aggregate of 14,605,000 of its ordinary shares, including the full exercise of the underwriters’ option to purchase 1,905,000 additional ordinary shares to cover over-allotments, at a public offering price of USD 26.00 per share. Stevanato Group sold 7,302,500 ordinary shares (the "Company's Offering"), and Stevanato Holding S.r.l., sold 7,302,500 ordinary shares (the "Selling Shareholder's Offering"). The total gross proceeds from the follow-on offering, before deducting underwriting discounts and commissions and offering expenses, amounted to USD 189,865 thousand from each of the Company's Offering and the Selling Shareholder's Offering. Stevanato Group did not receive any proceeds from the Selling Shareholder's Offering. For the nine months ended September 30, 2024 the cash flow generated from the net proceeds from the follow-on offering after deducting underwriting discounts and commissions and offering expenses amounted to EUR 169,772 thousand.

26.
Equity

The main objective of the Group’s capital management is to maintain a solid credit rating and adequate financial ratios to support business activity and maximize value for shareholders.

Movements in the shareholders equity are reported in the Interim Consolidated Statements of Changes in Equity; comments on the main changes occurred in the period are provided below.

Share capital

At September 30, 2024, the Company paid-in share capital amounted to EUR 22,232 thousand divided into 302,842,536 shares without par value, including 49,604,649 ordinary shares and 253,237,887 Class A multiple voting shares. At December 31, 2023, the Company paid-in share capital amounted to EUR 21,698 thousand divided into 295,540,036 shares without par value, including 34,870,467 ordinary shares and 260,669,569 Class A multiple voting shares.

On March 22, 2024, the Board of Directors partially executed the delegation of authority granted by the extraordinary shareholders' meeting held on October 4, 2023 pursuant to Article 2443 of the Italian Civil Code, resolving to increase the share capital, from EUR 21,698,480 to EUR 22,231,562 by issuing up to 7,302,500 new ordinary shares.

The dual class structure of Stevanato Group's shares includes ordinary shares and Class A shares. Class A shares have the same characteristics and grant the shareholders the same rights as the ordinary shares, except in terms of voting rights. Holders of ordinary shares are entitled to one vote per share, while holders of Class A shares (held solely by Stevanato Holding S.r.l. or held in treasury by the Company) are entitled to three votes per share. Class A shares are automatically converted (without the need for a resolution by a special meeting of the shareholders holding Class A shares or by a shareholders’ meeting) into ordinary shares, at a ratio of one ordinary share for each Class A share, in the event of transfer to parties other than Stevanato Family members, or other than companies or other entities controlled, including jointly, directly or indirectly, by one or more members of the Stevanato Family, or by trusts (or, alternatively, by the relevant trustees) set up by members of the Stevanato Family, provided that the relevant beneficiaries are (or may be) one or more members of the Stevanato Family. Class A shares are convertible into ordinary shares, at a ratio of one ordinary share for each Class A share, in whole or in part and even in several tranches, at the simple request of each holder, to be submitted by means of a communication sent by registered letter, e-mail or any other means capable of providing proof of receipt to the Chairman of the Board of Directors of the Company, with a copy to the chairman of the Audit Committee. Ordinary shares cannot be converted into Class A shares.

Share Premium Reserve

The share premium reserve includes the additional paid-in capital raised during the Initial Public Offering and the underwritten follow-on public offering of ordinary shares, net of the listing costs pertaining to the public subscription offers to the extent they were incremental costs directly attributable to the equity transaction that otherwise would have not been incurred. At September 30, 2024 and December 31, 2023 the share premium reserve amounted to EUR 559,565 thousand and EUR 389,312 thousand, respectively. The share premium reserve increased after the completion of the underwritten follow-on public offering of ordinary shares on March 26, 2024.

Treasury Reserve

At December 31, 2023, a total of 30,073,093 of the Company's Class A shares were held in treasury for a total cost of EUR (27,233) thousand. At September 30, 2024, following the conversion of 129,182 Company's Class A shares into ordinary shares awarded to the beneficiaries of certain share-based incentive plans and other benefits, a total of 29,943,911 of the Company's Class A shares were held in treasury for a total cost of EUR (27,148) thousand.

Foreign currency translation reserve

The foreign currency translation reserve includes the cumulative foreign currency translation differences arisen from the translation of financial statements denominated in currencies other than Euro. At September 30, 2024 the foreign currency translation reserve was EUR (47,939) thousand, compared to EUR (10,976) thousand at December 31, 2023. At September 30, 2023, it amounted to EUR (1,775) thousand, compared to EUR (15,611) thousand at December 31, 2022. The change in the foreign currency translation reserve was mainly due to the depreciation against the Euro of the US Dollar, Mexican Peso and the Brazilian Real, which occurred in the first nine months of 2024. These are the primary currencies in which the net assets of the Group's companies are denominated.

Retained Earnings and Other Reserves

Retained earnings and other reserves included:

•
a legal reserve of EUR 4,340 thousand at September 30, 2024 and at December 31, 2023 respectively;
•
other reserves of EUR 87,964 thousand at September 30, 2024 (EUR 65,237 thousand at December 31, 2023). The increase was due to (i) the allocation of the prior year net profit for EUR 20,887 thousand, (ii) the accrual of the fair value of personnel cost related to share-based incentive plans and related effects of the share awards for EUR 1,801 thousand and (iii) other effects for EUR 40 thousand;
•
retained earnings of the consolidated companies net of the effects of consolidation adjustments of EUR 652,995 thousand (EUR 542,652 thousand at December 31, 2023); and
•
net profit attributable to equity holders of the parent of EUR 69,465 thousand at September 30, 2024 (EUR 145,631 thousand at December 31, 2023).

Dividends

On May 22, 2024, Stevanato Group shareholders approved the distribution of EUR 14,457 thousand in dividends (EUR 0.053 per share) from the net profits realized in the previous financial year. The dividend was payable on July 15, 2024 to shareholders of record at June 4, 2024. The dividends were paid in the third quarter of 2024.

On May 24, 2023, Stevanato Group shareholders approved the distribution of EUR 14,294 thousand in dividends (EUR 0.054 per share) from the net profits realized in the previous financial year. The dividend was payable on July 17, 2023 to shareholders of record at June 6, 2023. In July 2023 the Company distributed EUR 3,842 thousand to shareholders, and the remaining balance, which related to dividends payable to the controlling shareholder Stevanato Holding S.r.l., was paid in the fourth quarter of 2023.

Non-controlling interests

Non-controlling interests amounted to EUR 49 thousand at September 30, 2024 (EUR 115 thousand at December 31, 2023).

27.
Financial liabilities

Total financial liabilities were EUR 364,986 thousand and EUR 398,916 thousand at September 30, 2024, and at December 31, 2023, respectively; the balances in financial liabilities are as follows:

	At September 30,	At December 31,
	2024	2023
	(EUR thousand)
Lease liabilities	5,345	5,841
Bank overdrafts and short-term loan facilities	512	84,005
Bank loans	67,292	51,592
Fair value of derivatives	663	20
Financial payables for shares acquisition	—	175
Financial liabilities for accrued interests	1,802	1,644
Total current financial liabilities	75,614	143,277

Lease liabilities	12,312	13,104
Bank loans	226,577	192,304
Notes	49,774	49,743
Fair value of derivatives	709	488
Total non-current financial liabilities	289,372	255,639

Financial Liabilities	364,986	398,916

Financial liabilities mainly include bank loans (current and non-current portions), lease liabilities (current and non-current portions) and notes.

Financial liabilities are recognized according to the amortized cost method and require compliance with certain financial covenants on the Group consolidated figures, more specifically the following ratios are monitored: Net Debt on EBITDA, Net Debt on Equity and EBITDA on Financial Charges. Net Debt and EBITDA are calculated as defined in the contract. The ratios are calculated on an annual basis. In particular, Net Debt on EBITDA ratio must be lower or equal to 3.5. At September 30, 2024 and at December 31, 2023, all financial covenants were complied with.

At September 30, 2024, bank loans amounted to a total of EUR 293,869 thousand compared to EUR 243,896 thousand at December 31, 2023. The increase was mainly due to the draw down on of two loans including one with BPER Banca and one with Banca Intesa Sanpaolo, for a total of EUR 80,000 thousand. Both loans have a five-year term, with two years of interest-only payments and three years of amortizing period, with quarterly repayment of the installments at a constant principal portion.

For the nine months ending September 30, 2024, the Group repaid bank loans for a total of EUR 30,041 thousand.

The decrease in bank overdrafts and short-term loan facilities was mainly due to the reimbursement of short-term financing.

The following table sets forth the reconciliation of total borrowings:

	At December 31,	Cash flows			Non-cash changes			At September 30,
	2023	Proceeds	Repayments	Accrued interest paid in the period	Exchange rate	Amortized Cost	Accrued interest in the period	2024
	(EUR thousand)
Bank loans	245,448	80,000	(30,041)	(1,553)	—	14	1,661	295,529
Bank overdrafts and short-term facilities	84,096	20,171	(103,642)	(91)	(21)	—	141	654
Notes	49,743	—	—		—	31	—	49,774
Total Borrowings	379,287	100,171	(133,683)	(1,644)	(21)	45	1,802	345,957

The following table shows maturities and average interest rates for liabilities to banks and other lenders:

At September 30, 2024

	Local Currency	Amount in Local Currency	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	21,623	2024	0.99%	21,623
	EUR	56,893	2025	3.71%	56,893
	EUR	87,488	2026	3.57%	87,488
	EUR	80,591	2027	3.29%	80,591
	EUR	47,500	2028	2.45%	47,500
Amortized Cost		(227)	2024-2028		(227)
Total Bank Loans					293,869

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(226)	2024-2028		(226)
Total Notes					49,774

Overdrafts and other short-term facilities	DKK	3,821	2024	5.15%	512
Total Overdrafts and other short-term facilities					512

Total Bank Loans and Overdrafts					344,155

At December 31, 2023

	Local Currency	Amount in Local Currency	Maturity	Average Interest Rate	Amount in EUR
Bank Loans	EUR	51,664	2024	3.45%	51,664
	EUR	56,893	2025	3.86%	56,893
	EUR	60,821	2026	3.81%	60,821
	EUR	53,925	2027	3.42%	53,925
	EUR	20,833	2028	2.12%	20,833
Amortized Cost	EUR	(240)	2024-2028		(240)
Total Bank Loans					243,896

Notes	EUR	25,000	2027	1.40%	25,000
	EUR	25,000	2028	1.40%	25,000
Amortized Cost	EUR	(257)	2024-2028		(257)
Total Notes					49,743

Overdrafts and other short-term facilities	DKK	198,811	2024	4.90%	26,005
	EUR	58,000	2024	4.05%	58,000
Total overdrafts and other short-term facilities					84,005

Total Bank Loans and Overdrafts					377,644

28.
Fair Value Measurement

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2024, and at December 31, 2023:

At September 30, 2024:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents		77,996	77,996	—	—
Financial assets - investments FVTPL - traded		154	154	—	—
Financial assets - investments FVTPL - not traded		95	—	—	95
Non-current financial assets - derivatives	20	—	—	—	—
Current financial assets - derivatives	20	2,648	—	2,648	—
Non-current secured notes at FVTPL	20	3,915	—	—	3,915
Total assets		84,808	78,150	2,648	4,010

Current financial liabilities - derivatives	20	663	—	663	—
Non-current financial liabilities - derivatives	20	709	—	709	—
Total liabilities		1,372	—	1,372	—

At December 31, 2023:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents		69,602	69,602	—	—
Financial assets - investments FVTPL - traded		240	240	—	—
Financial assets - investments FVTPL - not traded		436	—	—	436
Non-current financial assets - derivatives	20	577	—	577	—
Current financial assets - derivatives	20	3,633	—	3,633	—
Other current financial assets	20	749	—	749	—
Non-current secured notes at FVTPL	20	3,182	—	—	3,182
Total assets		78,420	69,842	4,959	3,618

Current financial liabilities - derivatives	20	20	—	20	—
Non-current financial liabilities - derivatives	20	488	—	488	—
Total Liabilities		508	—	508	—

The fair value of current financial assets and other financial liabilities is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment.

The fair value of foreign currency derivatives (forward contracts, currency swaps and options) is determined by considering the present value of future cash flows based on the forward exchange rates at the reporting date. The fair value of interest rate swaps is determined by considering the present value of the estimated future cash flows based on observable yield curves. The fair value of commodity swaps is tied to the market price of the underlying commodities Italian electricity “Prezzo Unico Nazionale” (PUN) and natural gas “Punto di Scambio Virtuale” (PSV-Day Ahead Price - Heren) at the balance sheet date.

The fair value of non-current secured notes at fair value through profit or loss (FVTPL) has been determined as the sum of (i) the fair value of the “naked bond” represented by the net present value (discounted) of the expected future coupon flows, which are discounted on the basis of a risk-free interest rate curve adjusted for the issuer's credit risk, and (ii) the fair value of the “embedded option” to convert the par value of the bond into a certain number of shares.

The fair value of the “naked bond” was measured using independently developed pricing models and based on the following market data:

•
for the EUR zero-coupon rate curve:
•
short-term interest rates quoted on the interbank market;
•
forward quotations of deposit rates (6-18 months- Forward Rate Agreement);
•
long-term interest rates (2-40 years- Swap Rates);
•
credit spreads, and specifically sectoral Credit Default Swaps (CDS) and country risk (U.S.);
•
spot quotation of the EUR/USD exchange rate (ECB fixing);
•
interest rate swap on the USD interbank market;
•
historical volatility on a daily basis for a range of peer comparable listed companies.

With reference to the fair value of the “embedded option”, the equity value of the issuer was calculated using the multiple EV/Revenue (enterprise value over revenue). The future equity value of the issuer was determined using stochastic simulation with the Monte Carlo method which, based on appropriate assumptions, has made it possible to define a substantial number of alternative scenarios over the time frame considered. The simulation, reflecting the characteristics of “no arbitrage” and “risk neutral framework”, was carried out using the following market data:

•
issuer's bond yield: 1.75 year growth rate derived from the risk-free curve i.e. the rates USD interest rate swap in the interbank market and equal to 3.82%;
•
volatility of the issuer's stock: reasonable estimate of historical volatility on a calculated daily basis, (volatility determined with reference to a sample of peers) with a time horizon of 1.75 years and equal to 44.83%.

The fair value of the investments FVTPL - traded is based on the quoted market prices at the end of the reporting period; the fair value of investments FVTPL - not traded is measured at cost as an estimate of fair value, as permitted by IFRS 9, for equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value.

The value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist of bank current accounts.

No borrowings of the Group are listed debt.

The following table presents the changes in level 3 instruments for the nine months ended September 30, 2024:

	Financial assets - investments FVTPL - not traded	Non-current secured notes at FVTPL	Total

	(EUR thousand)
At December 31, 2023	436	3,182	3,618
Acquisitions	9	—	9
Fair value adjustments	(350)	732	382
At September 30, 2024	95	3,915	4,010

The changes in level 3 instruments for the nine months ended September 30, 2024 are mainly due to fair value adjustments.

There were no transfers between Level 1, Level 2 and Level 3 during the nine months ended September 30, 2024 and the year ended December 31, 2023.

The fair value of the loans accounted for at amortized cost approximates their carrying amounts at September 30, 2024 and at December 31, 2023.

29.
Employee benefits

Employee benefits are analyzed as follows:

	At September 30,	At December 31,
	2024	2023
	(EUR thousand)
Employee severance indemnity	5,664	5,677
Jubilee benefits	228	228
Other post-employment plans	1,027	1,228
Stock grant plan 2021-2027	280	280
Total employee benefits	7,199	7,413

30.
Share-based compensation

On December 15, 2022, the Board of Directors of the Company approved a Long Term Incentive Plan including two sub-plans, the Restricted Shares Plan 2023-2027 and the Performance Shares Plan 2023-2027, with a duration of 5 years, running from January 1, 2023 until December 31, 2027. Both sub-plans are divided into three cycles, from January 2023 to December 2025 (“First Vesting Period”); from January 2024 to December 2026 (“Second Vesting Period”); and from January 2025 to December 2027 (“Third Vesting Period”).

On January 3, 2023 and on January 3, 2024 the beneficiaries of the new Long Term Incentive Plan received a letter that granted them the right to obtain the transfer free of charge of a certain number of shares for the First Vesting Period and the Second Vesting Period, respectively, if the underlying conditions were met.

The Restricted Shares Plan forms part of Stevanato Group’s long-term remuneration policy wherein Restricted Shares represent, for the First and Second Vesting Periods, 50% of a beneficiary's grant target pay opportunity, while Performance Shares represent the other 50% of the beneficiary's grant target pay opportunity. For the Third Vesting Period, the Company will determine the specific mix of Performance and Restricted Shares.

For each vesting period, the granting of awards under the Restricted Shares Plan is subject to the satisfaction of the following presence condition: shares shall not vest unless, at the end of the presence period related to each installment (3 equal annual installments), the relationship between the participant and Stevanato Group is still in existence, unless otherwise determined by the Chief Executive Officer. The presence period for each participant varies according to each participant's vesting schedule and is identified with the period between the grant of rights date and each installment-vesting schedule.

The right to the award of shares under the Performance Shares Plan, for each vesting period (3 years cliff vesting), is subject to the positive outcome of the determination of the Board of Directors relating to two different performance targets:

I. Revenue Growth Performance Criterion: 50% of the target number of shares shall vest if the Group achieves the targets in relation to the revenue growth performance criterion;

II. ROIC Performance Criterion: 50% of the target number of shares shall vest if the Group achieves the targets in relation to the ROIC Performance Criterion. ROIC is calculated as Net Operating Profit After Taxes divided by Average Invested Capital (average of the beginning and end of each fiscal year).

The performance target level, minimum target, overachievement target and maximum target of each performance criterion, for each vesting period, were communicated to the beneficiaries with the grant letter. In case of overperformance, the percentage of shares vested could be up to 200%.

The fair values of the Restricted Share Unit (RSU) and Performance Share Unit (PSU) awards were measured using the share price on the grant date adjusted for expected annual dividend yield of 0.30% and 0.25%, respectively, for the First Vesting Period and the Second Vesting Period, as these RSU and PSU awards do not have the right to receive ordinary dividends prior to vesting.

	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027	Long Term Incentive Plan 2023 -2027 - further assignments
	Granted in 2023	Granted in 2024	Granted in 2024
Performance Share Units (PSUs)	EUR 16.44	EUR 23.03	EUR 16.92
Restricted Share Units (RSUs) - I Installment	EUR 16.54	EUR 23.16	EUR 17.03 - 17.43 - 18.67
Restricted Share Units (RSUs) - II Installment	EUR 16.49	EUR 23.11	EUR 16.98 - 17.39 - 18.62
Restricted Share Units (RSUs) - III Installment	EUR 16.44	EUR 23.03	EUR 16.92 - 17.34 - 18.56

Changes to the outstanding number of PSU and RSU awards under the equity incentive plans of the Group are as follows:

number of shares	Outstanding PSUs	Outstanding RSUs
At January 1, 2023	—	—
Granted (*)	145,670	145,670
Forfeited	(1,390)	(1,390)
At December 31, 2023	144,280	144,280
Granted (**)	84,321	109,037
Forfeited	(40,692)	(39,375)
Vested (***)	—	(40,484)
At September 30, 2024	187,909	173,458

*Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the First Vesting Period

**Granted under the Performance Shares Plan 2023-2027 and the Restricted Shares Plan 2023-2027 for the Second Vesting Period

***The vested shares related to the RSUs I Installment were awarded to the beneficiaries on June 10, 2024

At the Company's shareholders' meeting held on May 22, 2024, the shareholders passed certain resolutions relating to the remuneration of the Company's Board of Directors, with the exception of Mr. Franco Moro, which will include, a component in kind represented by the award of ordinary shares of the Company provided that the relevant directors are still in office as of the date of the shareholders' meeting approving the financial statements of the Company for the fiscal year ending December 31, 2024. The fair value of the shares granted to the Board members amounted to EUR 17.85 and was measured using the share price on the grant date adjusted for the present value of the dividend, which they will not receive during the vesting period.

Changes to the outstanding number of shares for the share-based compensation of Board members are as follows:

number of shares	Outstanding RSUs
At January 1, 2024	44,996
Granted (*)	22,750
Vested (**)	(44,996)
At September 30, 2024	22,750

* Granted on May 22, 2024

**The vested shares were granted to Board members in 2022 and 2023 and were subject to the condition of tenure until the date of approval of the financial statements of the Company as at December 31, 2023. The vested shares were awarded to the beneficiaries on June 10, 2024.

For the nine months ended September 30, 2024 and 2023 the Company recognized EUR 1,886 thousand and EUR 2,063 thousand respectively as share-based compensation expense and an increase to other reserves within equity in relation to shares awards (including the stock compensation granted to certain employees in addition to the share-based incentive plans described above).

31.
Provisions

The balances at September 30, 2024, are detailed below:

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2024	1,429	659	2,570	380	5,038
Accrued during the period	958	22	23	—	1,003
Utilization	—	—	—	(42)	(42)
Releases	(125)	—	(50)	—	(175)
Exchange rate differences	—	(9)	(34)	—	(43)
At September 30, 2024	2,262	672	2,509	338	5,781

Current	1,863	—	—	—	1,863
Non-current	399	672	2,509	338	3,918

32.
Other non-current liabilities

Other non-current liabilities at September 30, 2024, and at December 31, 2023, amounted to EUR 52,168 thousand and EUR 48,474 thousand, respectively. Other non-current liabilities at September 30, 2024 mainly related to (i) an advance payment from BARDA of EUR 40,319 thousand, which reflects a partial payment for installing machinery for the production of drug containment products in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies; and (ii) an advance payment from the city of Fishers for certain costs at the site in the amount of EUR 2,155 thousand. These advance payments are expected to be recognized over the useful life of the element of property, plant and equipment to which are related. For further details on BARDA contribution refer to Note 18.

In addition to the above, other non-current liabilities included holiday pay for our Danish company’s employees following the transition to the new Danish Holiday Act that started in 2019 and deferred income related to the grant of land by the city of Fishers.

33.
Trade payables and other current liabilities

Trade payables amounted to EUR 246,150 thousand at September 30, 2024 compared to EUR 277,815 thousand at December 31, 2023 and other current liabilities amounted to EUR 71,427 thousand at September 30, 2024 compared to EUR 76,237 thousand at December 31, 2023, and are due within one year. Other current liabilities mainly include payables to personnel, deferred income and prepayments, payables for taxes on salaries and wages, and allowance for future expected customers returns.

The carrying amount of trade payables is considered to be equivalent to their fair value.

34.
Contract liabilities and advances from customers

Contract liabilities and advances from customers are as follows:

	At September 30,	At December 31,
	2024	2023
	(EUR thousand)
Contract liabilities	23,220	22,306
Current advances from customers	6,978	22,892
Non-current advances from customers	51,010	39,418
Total contract liabilities and advances from customers	81,208	84,616

Contract liabilities relate to ongoing customer-specific construction contracts in the Engineering segment as well as contracts in the In-vitro diagnostic and DDS businesses, which are part of the Biopharmaceutical and Diagnostic Solutions segment. The Group had contract net liabilities of EUR 23,220 thousand and EUR 22,306 thousand at September 30, 2024, and at December 31, 2023, respectively. Contract liabilities gross amounted to EUR 84,799 thousand (EUR 76,853 thousand at December 31, 2023), net of advance invoices issued of EUR 108,019 thousand (EUR 99,159 thousand at December 31, 2023).

Advances from customers relate to sales whose revenue are recognized at a point in time.

35.
Related party disclosures

According to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the Stevanato Group S.p.A., and the controlling shareholder Stevanato Holding S.r.l. In addition, members of Stevanato Group’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. The Group carries out transactions with related parties on commercial terms that are in line with market practices in the respective markets, considering the characteristics of the goods or services involved.

Note 4 provides information about the Group’s structure, including details of the subsidiaries and the holding company. Transaction with related parties refer to:

•
for the nine months ended September 30, 2023 service fees and rentals paid to Winckler & Co Ltd., the company whose owner held minority interests in the subsidiary Ompi of Japan Co. Ltd. up to July 31, 2023;

•
rentals paid to SFEM Italia S.r.l., controlled by the Stevanato family;

•
the purchase of products from Società Agricola Stella S.r.l., 51% controlled by Stevanato Holding S.r.l. and 49% controlled by SFEM Italia S.r.l.;

•
for the nine months ended September 30, 2024 the revenue from the sale of consumables to Società Agricola Stella S.r.l.;

•
consulting services provided by Studio Legale Spinazzi Azzarita Troi, whose beneficial owner is a Board member in

Stevanato Group S.p.A.;

•
industrial rentals paid to E & FKH Ejendomme ApS, whose beneficial owners are family members of a Board member in the subsidiary SG Denmark A/S in charge up to February 29, 2024;

•
revenue from the sale of drug containment systems, spare parts, services and machines to Incog BioPharma Services, Inc, a U.S.-based biopharma services company, in which by SFEM Italia S.r.l. holds a controlling stake;

•
donations to the Stevanato Foundation, owned by the Stevanato family. The Foundation's mission centers around pursuing the aims of social solidarity, philanthropy and charity, operating in the fields of social and socio-medical assistance, education and training as well as cultural and educational activities and scientific research. The Foundation supports children and young people facing serious challenges due to their health, the distress of their families or other situations that may affect their health or well-being;

•
receivables and payables to Stevanato Holding S.r.l. related to the national tax consolidation regime;

•
income from Stevanato Holding S.r.l. related to the recharge of certain costs pertaining to the secondary component of the upsized follow-on underwritten offering of ordinary shares;

Transactions with related parties also include compensation to directors and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the Unaudited Interim Condensed Consolidated Income Statement and the related assets and liabilities are as follows:

	For the three months ended September 30,					For the nine months ended September 30,
	2024		2023			2024		2023
	Revenues	Costs	Revenues	Costs	Net financial expenses	Revenues	Costs	Revenues	Costs	Net financial expenses
	(EUR thousand)
Parent company
Stevanato Holding S.r.l.	—	—	—	—	—	238	—	—	—	—
Other related parties	1,208	1,438	59	1,597	1	2,090	6,718	237	5,354	3
Total transactions with related parties	1,208	1,438	59	1,597	1	2,328	6,718	237	5,354	3

	At September 30,				At December 31,
	2024				2023
	Trade receivables	Trade payables	Other assets	Other liabilities	Trade receivables	Trade payables	Other assets	Other liabilities
	(EUR thousand)				(EUR thousand)
Parent company
Stevanato Holding S.r.l.	—	—	7,157	52,265	—	—	4,020	—
Other related parties	441	114	467	—	636	271	2,034	1,210
Total transactions with related parties	441	114	7,624	52,265	636	271	6,054	1,210

36.
Events after the reporting period

The Group has evaluated subsequent events through November 5, 2024, which is the date the Unaudited Interim Condensed Consolidated Financial Statements were issued and concluded that there is nothing material to report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements.

For additional information, refer to the risk factors discussed under “Risk Factors” below and in our other filings with the U.S. Securities and Exchange Commission. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Overview

We are a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. We deliver an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Our core capabilities in scientific research and development, our commitment to technical innovation and our engineering excellence are central to our ability to offer value added solutions to our clients.

We have secured a leadership position within the drug development and delivery value chain through our investment in research and development and the expansion of our global footprint and capabilities. Over our 70-year history, we have earned a leading reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 companies globally, including all of the top 25 pharmaceutical companies and eight of the top ten in-vitro diagnostic companies, as measured by 2022 revenue, according to data collected by Pharmacircle and public companies’ information. We also serve seven of the top ten biotechnology companies by market capitalization in the NASDAQ Biotechnology Index and over 100 biotechnology customers in total.

Our priority is to provide flexible solutions that preserve the integrity of pharmaceutical products and enable our customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk. We achieve this by developing our products in close collaboration with our customers, leveraging our scientific research capabilities, technical expertise and engineering and manufacturing excellence to meet their quality requirements.

Our solutions are highly integrated with the development, production and commercialization processes of our customers. In addition to manufacturing drug containment and delivery solutions, we provide a full set of services across all stages of drug development, from pre-clinical to clinical and commercialization. We also engineer machinery and equipment for the production of drug containment and delivery systems that can be integrated into both our customers’ and our own manufacturing processes. Our involvement at each stage of a drug’s life cycle, together with the breadth of our offering, enables us to serve as a one-stop-shop for our customers, which we believe represents a significant competitive advantage.

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics (including GLP-1s, monoclonal antibodies and mRNA applications), biosimilars, vaccines and molecular diagnostics. As a result of how closely integrated we are in the drug production and delivery supply chain, we are well-positioned to benefit from multi-year, secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, acceleration and expansion of vaccination programs, growth in biologics/biosimilars, self-administration of medicines, aging demographics, increasing quality standards and regulation and a shift towards outsourcing non-core functions by our customers.

We estimate that our total addressable market, based on our current offering, exceeded $15 billion in terms of revenue generated by all market participants in 2023, and consists of biopharmaceutical injectables and in-vitro diagnostic products. The addressable market estimation is based on revenue from all market players in 2023; if revenue from 2023 is not available, revenue for 2022 is used applying market growth rates from third parties such as IQVIA, Roots Analysis, Markets and Markets Research, and Alira Health. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment.

We believe there are opportunities to further expand our addressable markets, including by targeting (i) complementary containment solutions; (ii) additional delivery systems; (iii) complementary engineering solutions; and (iv) after sales support and services.

We operate our business in two segments:

•
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables; and
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (i.e., machinery for assembly, visual inspection, packaging and serialization and glass converting).

We refer to our premium products in the Biopharmaceutical and Diagnostic Solutions segment as our “high-value” solutions. High-value solutions are wholly owned, internally developed products, processes and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by particular complexity and high performance. Our high-value solutions deliver significant benefits to customers including higher quality, reduced time-to-market and reduced total cost of ownership. Presently, only about 5% of the vial market and less than 5% of the cartridge market has transitioned to a ready-to-use format, while 95% of the syringe market has transitioned to a ready-to-use pre-fillable syringes. However, we are currently experiencing a desire by customers to transition to ready-to-use formats to benefit from one or more of the above mentioned efficiencies to different extents. Among our key high-value solutions is our EZ-Fill® line of ready-to-fill injectable products, which can be customized to meet clients’ needs. For additional information on EZ-Fill® see “Business Overview—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Solutions (DCS)” of our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 7, 2024.

We have ten production plants for manufacturing and assembling pharmaceutical and healthcare products across Europe (Italy, Germany and Slovakia) and the rest of the world (Brazil, China, Mexico and the United States), four plants for the production of machinery and equipment (Italy and Denmark), two sites for analytical services (Italy and the United States) and two commercial offices (Japan and the United States). Our manufacturing facilities in Mexico (serving the U.S. market), China and Brazil are greenfield operations established by us. Our manufacturing facilities in Slovakia, Denmark, Germany and the United States were acquired in strategic transactions over the past 15 years. Our global footprint, together with our proprietary, highly standardized manufacturing systems and processes, allow us to provide quality consistent products and services to our customers in more than 70 countries. We are expanding our global industrial footprint with capacity expansions in Fishers, Indiana, U.S., and in Latina, Italy, primarily to add capacity in our premium EZ-Fill® products to diversify our product supply and improve proximity to customers. In 2023, we elected to slow down our capacity expansion in China in order to focus efforts and resources on the ramp up of our manufacturing facilities in the U.S. and Italy where demand outpaced initial expectations. In the second quarter of 2024, the further postponement of the EZ-Fill® capacity expansion investment in China due to the diversion of a customer's EZ-Fill® project to the Group's facility in Latina, Italy, led to the recognition of an impairment loss from the write-down of the facility in Zhangjiagang, China, that was acquired in 2021 and still included among assets under construction, to the recoverable amount.

Highlights

Interim Consolidated Income Statement Data

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2024	2023	%	2024	2023	%
Revenue	277.9	271.4	2.4%	773.4	764.7	1.1%
Gross Profit	74.4	82.9	(10.2)%	204.2	238.1	(14.2)%
Operating Profit	41.0	51.2	(19.8)%	94.3	136.7	(31.0)%
Profit Before Tax	40.8	50.4	(19.1)%	95.6	130.7	(26.9)%
Net Profit attributable to:
Equity holders of the parent	30.0	37.9	(20.8)%	69.5	100.4	(30.8)%
Non-controlling interests	(0.0)	(0.0)	540.0%	(0.0)	0.1	(116.5)%
Basic earnings per ordinary share (in EUR)	0.11	0.14	(21.4)%	0.26	0.38	(31.6)%
Diluted earnings per ordinary share (in EUR)	0.11	0.14	(21.4)%	0.26	0.38	(31.6)%
Dividend approved per share (in EUR) (1)	0.053	0.054	(1.9)%	0.053	0.054	(1.9)%
Dividend approved per share (in USD)	0.057	0.058	(1.7)%	0.057	0.058	(1.7)%

(1) At the Annual General Meeting of the Shareholders held on May 22, 2024, the shareholders approved a dividend distribution of EUR 0.053 per outstanding share, corresponding to a total distribution of approximately EUR 14.5 million. This distribution was made from the net profits realized in the previous financial year. In the third quarter of 2024 the Company paid dividends to shareholders of record at June 4, 2024.

At the Annual General Meeting of the Shareholders held on May 24, 2023, the shareholders approved a dividend distribution of EUR 0.054 per outstanding share, corresponding to a total distribution of approximately EUR 14.3 million. This distribution was made from the net profits realized in the previous financial year. In July 2023 the Company paid EUR 3.8 million to shareholders of record at June 6, 2023 and the remaining balance, which relates to dividends payable to the controlling shareholder Stevanato Holding S.r.l. was paid in the fourth quarter of 2023.

For further information on Earnings per hare calculation, see “16. Earnings per Share” in the Unaudited Interim Condensed Consolidated Financial Statements.

Interim Consolidated Statement of Financial Position Data

	(Amounts in EUR million, except as indicated otherwise)
	At September 30,	At December 31,	Change
	2024	2023	EUR
Assets
Total current assets	863.5	861.9	1.6
Total non-current assets	1,350.3	1,209.7	140.6
Total assets	2,213.8	2,071.6	142.2

Liabilities and equity
Total current liabilities	477.1	574.4	(97.3)
Total non-current liabilities	414.5	364.5	50.0
Total liabilities	891.5	938.9	(47.4)
Total Equity	1,322.3	1,132.6	189.7
Total liabilities and equity	2,213.8	2,071.6	142.2

2024 first nine months challenges

During the COVID-19 pandemic, high demand and long lead times for glass vials created an industry-wide temporary imbalance of supply and demand for glass vials, and customers stockpiled glass vials (both standard and ready-to-use) to mitigate risk and secure their supply chains. As a result of increased customer inventories for glass vials, the industry is now experiencing a slowdown in demand for glass vials as market participants continue to work down their inventories. As a consequence of our customers' inventory destocking, we experienced lower volumes and revenue attributable to glass vials. The lower revenue from vials (both standard and ready-to-use), coupled with the underutilization of vial production lines, adversely impacted gross profit and operating profit margins. These effects began in 2023 and have carried over into the first nine months of 2024. The Group expects a more gradual recovery in vials and anticipates that orders may begin to pick up at the end of 2024 and into 2025, with bulk vials expected to recover first. As a result, considering the high marginality of ready-to-use glass vials and the impact on the mix of high-value solutions, the Group expects that this will unfavorably temper gross profit margin in 2024 and into 2025.

The Group is also experiencing temporary inefficiencies tied to the ramp-up phase of its capacity expansion projects, both in Italy and in the U.S., tempering gross profit margin, operating profit margin and EBITDA margin in 2024. Such inefficiencies reflect higher costs during the initial ramp-up phase and temporary under absorption of costs as volumes and revenue begin to increase during the ramp-up phase. These costs include the fixed assets and infrastructure, implementation of industrial processes, hiring and training of new employees, the qualification and validation activities of new production lines, as well as the time ordinarily needed by newly validated lines to progressively increase productivity to reach target level. Moreover, as anticipated, throughout the ramp-up phase depreciation of new assets has further tempered gross profit margin and operating profit margin, as the productivity of the new assets has not yet reached target level. The Group expects that as the ramp-up activities progress, and are completed, those anticipated temporary inefficiencies will gradually abate. In the third quarter of 2024, the Group's new facility in Latina became profitable at the gross profit level and the new facility in Fishers generated its first commercial revenue.

Lastly, the Engineering Segment experienced a period of record orders in the second half of 2022. The operations scaled up to support this large volume of work and long lead times for components created execution challenges for the Group since last year. The challenges are predominantly isolated to its Denmark operations where the Group has experienced increased costs on certain highly customized projects in the later stages of development. The Group is implementing a business optimization plan designed to address the current challenges, improve the overall health of the business, and position the segment to return to profitable growth. The main actions are focused on optimizing our engineering footprint in alignment with the product strategy and product roadmap, right sizing the operational structure as certain activities are transitioning from Denmark to Italy, and harmonizing our industrial processes. The Group believes these initiatives will help the Group achieve a more optimized operational structure to maximize efficiencies to secure the success of projects going forward, and better position the Segment for long-term success, but expects that these initiatives will take time as we strive to advance our projects in progress.

Components of Our Results of Operations

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items. Results discussed in this section do not include the Company’s inter-segment items other than where we specifically note otherwise.

Revenue and Segment Reporting

Our business operations are divided into two main segments:

(i)
Biopharmaceutical and Diagnostic Solutions: which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables. This segment is split into two sub-categories:
•
high-value solutions; and
•
other containment and delivery solutions.
(ii)
Engineering: which includes the equipment and technologies developed and provided to support the end-to-end biopharmaceutical and diagnostic manufacturing processes (machinery for assembly, visual inspection, packaging and serialization and glass converting). We believe operating in this segment differentiates us from our competitors, and enables us to provide integrated end-to-end solutions, reduce time to market and improve the quality of our products.

Revenue for the three months ended September 30, 2024, and 2023, amounted to EUR 277.9 million and EUR 271.4 million, respectively. Revenue for the nine months ended September 30, 2024, and 2023, amounted to EUR 773.4 million and EUR 764.7 million, respectively.

For the nine months ended September 30, 2024, and 2023, we generated 85% and 81% of total revenue from our Biopharmaceutical and Diagnostic Solutions segment, respectively, and 15% and 19% from our Engineering segment, respectively.

The following tables set forth the results of our business operations for the aforementioned segments, which include inter-segment items, and the reconciliation with the consolidated figures, for the three and the nine months ended September 30, 2024, and 2023.

Revenue for each segment is divided into “External Customers”, representing revenue from third party sales, and “Inter-Segment”, representing the revenue from the sales generated from the transactions with other segments, and is then reconciled with the consolidated revenue which does not include inter-segment items.

Gross Profit margin is calculated by dividing Gross Profit for a period by total revenue for the same period. Operating Profit margin is calculated by dividing Operating Profit for a period by total revenue for the same period. Gross Profit margin and Operating profit margin for both Biopharmaceutical and Diagnostic Solutions segment and Engineering segment include the effect of inter-segment transactions.

	For the three months ended September 30, 2024
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	233.0	44.8	—	277.9
Inter-Segment	1.8	48.6	(50.4)	—
Revenue	234.9	93.4	(50.4)	277.9

Gross Profit	65.9	14.6	(6.0)	74.4
Gross Profit Margin	28.0%	15.6%		26.8%

Operating Profit	39.7	9.5	(8.1)	41.0
Operating Profit Margin	16.9%	10.1%		14.8%

	For the three months ended September 30, 2023
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	218.9	52.5	—	271.4
Inter-Segment	0.6	33.9	(34.5)	—
Revenue	219.5	86.4	(34.5)	271.4

Gross Profit	71.8	16.0	(4.9)	82.9
Gross Profit Margin	32.7%	18.5%		30.5%

Operating Profit	46.6	9.7	(5.1)	51.2
Operating Profit Margin	21.2%	11.2%		18.8%

	For the nine months ended September 30, 2024
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	654.3	119.1	—	773.4
Inter-Segment	3.0	131.2	(134.2)	—
Revenue	657.3	250.3	(134.2)	773.4

Gross Profit	181.6	36.2	(13.7)	204.2
Gross Profit Margin	27.6%	14.5%		26.4%

Operating Profit	100.2	16.7	(22.6)	94.3
Operating Profit Margin	15.2%	6.7%		12.2%

	For the nine months ended September 30, 2023
	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	619.3	145.4	—	764.7
Inter-Segment	1.4	126.2	(127.6)	—
Revenue	620.7	271.6	(127.6)	764.7

Gross Profit	202.7	56.9	(21.5)	238.1
Gross Profit Margin	32.7%	20.9%		31.1%

Operating Profit	125.9	38.1	(27.4)	136.7
Operating Profit Margin	20.3%	14.0%		17.9%

For further information on Revenue, Gross Profit and Operating Profit, see “Results of Operations”, below.

Results of Operations

Three months ended September 30, 2024 versus three months ended September 30, 2023

The following tables set forth our results of operations for the three months ended September 30, 2024 and 2023.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,				Change	Change
	2024	% of revenue	2023	% of revenue	€	%
Revenue	277.9	100.0%	271.4	100.0%	6.5	2.4%
Cost of sales	203.4	73.2%	188.5	69.5%	14.9	7.9%
Gross Profit	74.4	26.8%	82.9	30.5%	(8.5)	(10.2)%
Other operating income	1.3	0.5%	2.2	0.8%	(0.9)	(42.0)%
Selling and Marketing expenses	5.8	2.1%	5.0	1.8%	0.8	15.4%
Research and Development expenses	6.6	2.4%	8.7	3.2%	(2.1)	(24.0)%
General and Administrative expenses	22.3	8.0%	20.2	7.4%	2.1	10.2%
Operating Profit	41.0	14.8%	51.2	18.8%	(10.2)	(19.8)%
Finance income	6.8	2.4%	4.8	1.8%	2.0	41.1%
Finance expense	7.0	2.5%	5.6	2.1%	1.4	26.1%
Profit Before Tax	40.8	14.7%	50.4	18.6%	(9.6)	(19.1)%
Income taxes	10.8	3.9%	12.5	4.6%	(1.7)	(13.9)%
Net Profit	30.0	10.8%	37.9	14.0%	(7.9)	(20.8)%

Revenue

Revenue increased by EUR 6.5 million, or 2.4%, to EUR 277.9 million for the three months ended September 30, 2024, compared to EUR 271.4 million for the three months ended September 30, 2023. This was driven by a revenue increase of EUR 14.1 million from the Biopharmaceutical and Diagnostic Solutions Segment which offset a revenue decline of EUR 7.6 million in the Engineering Segment.

For the three months ended September 30, 2024, high-value solutions increased to 36.1% of our total revenue, compared with 31.7% for the three months ended September 30, 2023, resulting primarily from increased customer demand for high performance syringes, which offset soft demand in ready-to-use EZ-fill® vials which continues to be adversely impacted by excess customer inventories that arose during the COVID-19 pandemic. On a constant currency basis revenue increased 3.0% for the three months ended September 30, 2024.

Biopharmaceutical and Diagnostic Solutions

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,		Change	Change
	2024	2023	€	%

Type of goods or service
Revenue from high-value solutions	100.4	86.2	14.2	16.6%
Revenue from other containment and delivery solutions	132.6	132.8	(0.2)	(0.1)%
Total Revenue from Biopharmaceutical and Diagnostic Solutions	233.0	218.9	14.1	6.4%

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by EUR 14.1 million, or 6.4%, to EUR 233.0 million for the three months ended September 30, 2024, compared to EUR 218.9 million for the three months ended September 30, 2023. Revenue growth on constant currency basis was 7.2% for the three months ended September 30, 2024.

For the three months ended September 30, 2024, revenue growth of 6.4% was primarily driven by revenue increases in high performance syringes, and, to a lesser extent, other products. This increase was partially offset by a 38.1% revenue decline in glass vials due to temporary soft vial demand stemming from elevated customer inventories that arose during the COVID-19 pandemic. The decline was more pronounced in more accretive EZ-Fill® vials.

Despite the revenue decline related to EZ-Fill® vials, revenue generated from our high-value solutions increased by EUR 14.2 million, or 16.6%, to EUR 100.4 million for the three months ended September 30, 2024, compared to EUR 86.2 million for the three months ended September 30, 2023, reflecting the increased demand for other products, such as high performance syringes and cartridges. Revenue generated by other containment and delivery solutions amounted to EUR 132.6 million for the three months ended September 30, 2024 and was consistent with EUR 132.8 million for the three months ended September 30, 2023.

On a constant currency basis, revenue generated from high-value solutions increased by EUR 14.5 million, or 16.8%, to EUR 100.6 million for the three months ended September 30, 2024, compared to EUR 86.2 million for the three months ended September 30, 2023, while revenue generated by other containment and delivery solutions increased by EUR 1.3 million, or 1.0%, to EUR 134.1 million for the three months ended September 30, 2024, compared to EUR 132.8 million for the three months ended September 30, 2023.

Engineering

Revenue generated by the Engineering segment, decreased by EUR 7.6 million, or 14.5%, to EUR 44.8 million for the three months ended September 30, 2024, compared to EUR 52.5 million for the three months ended September 30, 2023, mainly driven by lower revenue attributable to pharmaceutical visual inspection systems and glass converting manufacturing lines. This decline offset the increase in revenue attributable to assembly and packaging lines.

The Group is continuing to focus on executing a large volume of work currently in progress. Since 2019, the Engineering segment has experienced significant growth, with revenue more than doubling over the last four years. In the second half of 2022, the segment had record order intake. This high demand, coupled with supply chain slowdowns in early 2023, led to a backlog of work and project delays.

Revenue Breakdown by Geographical Markets

The following table presents revenue by geographical markets for the three months ended September 30, 2024, and 2023. Revenue by geographical markets is based on the end customer location. The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific).

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,				Change	Change
	2024	% on Revenue	2023	% on Revenue	€	%

Geographical markets
EMEA	176.8	63.6%	142.1	52.4%	34.7	24.4%
APAC	25.1	9.0%	27.6	10.2%	(2.5)	(8.8)%
North America	69.1	24.9%	92.8	34.2%	(23.7)	(25.6)%
South America	6.8	2.5%	8.9	3.3%	(2.1)	(23.4)%
Total Revenue	277.9	100.0%	271.4	100.0%	6.5	2.4%

Cost of Sales

Cost of sales increased by EUR 14.9 million, or 7.9%, to EUR 203.4 million for the three months ended September 30, 2024, compared to EUR 188.5 million for the three months ended September 30, 2023. The increase in cost of sales was mainly due to (i) higher industrial costs, such as labor, materials, and utilities, tied to the ongoing start-up of our new manufacturing plants in the U.S. and Italy in our Biopharmaceutical and Diagnostic Solutions segment and (ii) higher costs on certain complex and highly customized projects in process in our Engineering segment.

In the second quarter of 2024, the Group reassessed the expected useful life of certain machinery installed in the Italian facilities considering the low impact of extraordinary maintenance performed over time on these assets, their first installation and their continuing functioning. Based on a technical appraisal, the expected useful lives for the machinery pertaining to our bulk production and to our EZ-Fill® production were extended from 6.7 years to 15 years and 12 years, respectively. The change in the expected useful lives of the machinery was treated as a change in estimate starting from April 1, 2024. The reduction in depreciation expense in the third quarter of 2024 approximated EUR 4.8 million.

As a percentage of revenue, cost of sales was 73.2% for the three months ended September 30, 2024 compared to 69.5% for the three months ended September 30, 2023.

For the three months ended September 30, 2024, cost of sales included EUR 3.5 million of start-up costs mostly related to the new facility in Indiana, U.S. compared to EUR 2.5 million of start-up costs for the three months ended September 30, 2023 related to the new facility in Indiana, U.S., and Latina, Italy. These costs are primarily related to labor costs incurred prior to commercial operation, namely recruiting, hiring, training and travel expenses of personnel. For the three months ended September 30, 2024 cost of sales included also EUR 0.1 million of restructuring and labor-related charges linked to the reorganization of our Danish plant.

Gross Profit

For the three months ended September 30, 2024, gross profit decreased by EUR 8.5 million, or 10.2%, to EUR 74.4 million, compared to EUR 82.9 million for the three months ended September 30, 2023. Gross profit margin decreased to 26.8% for the three months ended September 30, 2024, compared to 30.5% for the same period last year, resulting from a decrease in gross profit margin from both the Biopharmaceutical and Diagnostic Solution segment and the Engineering segment.

For the three months ended September 30, 2024, gross profit margin for the Biopharmaceutical and Diagnostic Solutions segment amounted to 28.0% compared to 32.7% for the three months ended September 30, 2023. The decrease in gross profit margin was primarily due to: (i) destocking including the lower revenue related to more accretive EZ-fill® vials which negatively impacted the mix within high-value solutions, and the underutilization of standard and ready-to-use glass vial production lines with the associated under absorption of overhead costs, and (ii) the temporary inefficiencies, and higher costs, due to the ramp-up of the new manufacturing plant as we scale our validation activities in the United States.

For the three months ended September 30, 2024, gross profit margin for the Engineering segment decreased to 15.6% compared to 18.5% for the three months ended September 30, 2023. The decrease in gross profit margin was driven by higher costs in the Engineering Segment related to certain highly complex projects and associated initiatives, including higher labor costs, related to the progression of our Engineering business optimization plan.

Other operating income

Other operating income is a component of income which varies yearly depending on the specific contracts in place at the time and mainly includes (i) contributions received from customers and other business partners, in the context of collaboration agreements related to development projects, where both parties share in the risks and benefits, (ii) certain insurance refunds, (iii) government grants, (iv) lease income and (v) certain costs recharges. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

Other operating income decreased by EUR 0.9 million, or 42.0%, to EUR 1.3 million for the three months ended September 30, 2024, compared to EUR 2.2 million for the three months ended September 30, 2023.

Selling and Marketing expenses

Selling and marketing expenses increased by EUR 0.8 million, or 15.4%, to EUR 5.8 million for the three months ended September 30, 2024, compared to EUR 5.0 million for the three months ended September 30, 2023. These expenses are mainly related to personnel expenses for our sales organization, business development and events costs, travel expenses, and other marketing and strategic consultancies. The increase in selling and marketing expenses was mainly due to the increase in personnel expenses.

As a percentage of revenue, selling and marketing expenses was 2.1% for the three months ended September 30, 2024 compared to 1.8% for the three months ended September 30, 2023.

Research and Development expenses

Research and development expenses decreased by EUR 2.1 million, or 24.0%, to EUR 6.6 million for the three months ended September 30, 2024, compared to EUR 8.7 million for the three months ended September 30, 2023. Such expenses include costs for research and development activities to support the innovation of our product range and components as well as amortization and depreciation for EUR 1.0 million for the three months ended September 30, 2024 (EUR 1.0 million for the three months ended September 30, 2023).

The decrease is mainly due to cost management and project optimization initiatives for certain ongoing projects, compared to the same period last year.

For the three months ended September 30, 2024 research and development expenses included EUR 0.1 million for restructuring and related charges.

As a percentage of revenue, research and development expenses were 2.4% for the three months ended September 30, 2024 compared to 3.2% for the three months ended September 30, 2023.

General and Administrative expenses

General and administrative expenses increased by EUR 2.1 million, or 10.2%, to EUR 22.3 million for the three months ended September 30, 2024, compared to EUR 20.2 million in the three months ended September 30, 2023. These expenses mainly comprise corporate personnel costs, directors compensation, consultancy costs, rentals, as well as depreciation and amortization of EUR 2.2 million (compared to EUR 2.0 million for the three months ended September 30, 2023). The increase in general and administrative expenses was mainly attributable to higher personnel expenses and increased expenses related to certain consultancy costs.

For the three months ended September 30, 2024, general and administrative expenses included EUR 0.3 million for restructuring and related charges, and EUR 0.2 million of other severance costs.

As a percentage of revenue, general and administrative expenses was 8.0% for the three months ended September 30, 2024, compared to 7.4% for the three months ended September 30, 2023.

Operating Profit

As a result of the foregoing, operating profit decreased by EUR 10.2 million, or 19.8%, to EUR 41.0 million for the three months ended September 30, 2024, compared to EUR 51.2 million for the three months ended September 30, 2023. Operating profit margin for the three months ended September 30, 2024, decreased to 14.8% compared to 18.8% for the three months ended September 30, 2023, mostly due to the reduction of gross profit margin.

For the three months ended September 30, 2024, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 16.9%, compared to 21.2% for the three months ended September 30, 2023. The decrease in operating profit margin was primarily due to the reduction in gross profit margin.

For the three months ended September 30, 2024, Engineering operating profit margin was 10.1%, compared to 11.2% for the three months ended September 30, 2023. The decrease in operating profit margin was mainly driven by the decrease in gross profit margin, partially offset by an improved absorption of selling, general and administrative expenses.

Net Finance expenses

Finance expenses, net of finance income, decreased by EUR 0.6 million to EUR 0.2 million net expense for the three months ended September 30, 2024, from EUR 0.8 million net expense for the three months ended September 30, 2023. Finance expenses include bank interest on the Group’s financial debt and interest on leases, recognized in accordance with IFRS 16-Leases, derivatives change in fair value as well as exchange rate gains and losses.

Net finance expenses decreased mainly due to (i) a net foreign currency exchange rate impact, amounting to a net loss of EUR 0.2 million for the three months ended September 30, 2024, compared to a net gain of EUR 2.4 million for the three months ended September 30, 2023, and (ii) the fair value adjustment related to trading derivatives amounting to a net revaluation of EUR 1.1 million for the three months ended September 30, 2024, compared to a net devaluation of EUR 1.9 million for the three months ended September 30, 2023. The net foreign currency exchange rate impact was the result of the strengthening of the U.S. Dollar against the Mexican Peso for the three months ended September 30, 2024.

Profit Before Tax

Profit before tax decreased by EUR 9.6 million, or 19.1%, to EUR 40.8 million for the three months ended September 30, 2024, compared to EUR 50.4 million for the three months ended September 30, 2023.

Income taxes

Income taxes decreased by EUR 1.7 million, or 13.9%, to EUR 10.8 million for the three months ended September 30, 2024, compared to EUR 12.5 million for the three months ended September 30, 2023.

The effective tax rate for the three months ended September 30, 2024, was 26.4% compared to 24.8% for the three months ended September 30, 2023. The increase in the effective tax rate is mainly attributable to the Italian legal entities and due to the (i) the abolition of the “ACE” tax benefit (linked to reinvestment of profits in the company) and the introduction of a tax benefit related to employment growth, whose impact was less beneficial in the three months ended September 30, 2024 compared to the former tax benefit impacting the three months ended September 30, 2023, (ii) the Italian tax energy bonuses and R&D tax credit which were recognized for the three months ended September 30, 2023 and which did not repeat for the three months ended September 30, 2024.

Net Profit

Net profit decreased by EUR 7.9 million, or 20.8%, to EUR 30.0 million (or EUR 0.11 of Diluted EPS or EUR 0.12 of Adjusted Diluted EPS) for the three months ended September 30, 2024, compared to EUR 37.9 million (or EUR 0.14 of Diluted EPS or EUR 0.15 of Adjusted Diluted EPS) for the three months ended September 30, 2023.

For non-GAAP financial measures reconciliation refer to “Key Indicators of Performance and Financial Condition - Non-GAAP Measures - Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS”.

Nine months ended September 30, 2024 versus nine months ended September 30, 2023

The following tables set forth our results of operations for the nine months ended September 30, 2024 and 2023.

	(Amounts in EUR million, except as indicated otherwise)
	For the nine months ended September 30,				Change	Change
	2024	% of revenue	2023	% of revenue	EUR	%
Revenue	773.4	100.0%	764.7	100.0%	8.7	1.1%
Cost of sales	569.3	73.6%	526.6	68.9%	42.7	8.1%
Gross Profit	204.2	26.4%	238.1	31.1%	(33.9)	(14.2)%
Other operating income	3.6	0.5%	7.4	1.0%	(3.8)	(52.1)%
Selling and Marketing expenses	19.0	2.5%	17.8	2.3%	1.2	6.2%
Research and Development expenses	26.1	3.4%	25.6	3.3%	0.5	1.9%
General and Administrative expenses	68.4	8.8%	65.4	8.5%	3.0	4.6%
Operating Profit	94.3	12.2%	136.7	17.9%	(42.4)	(31.0)%
Finance income	13.6	1.8%	15.9	2.1%	(2.3)	(14.5)%
Finance expense	12.3	1.6%	21.9	2.9%	(9.6)	(43.8)%
Profit Before Tax	95.6	12.4%	130.7	17.1%	(35.1)	(26.9)%
Income taxes	26.2	3.4%	30.3	4.0%	(4.1)	(13.6)%
Net Profit	69.4	9.0%	100.4	13.1%	(31.0)	(30.9)%

Revenue

Revenue increased by EUR 8.7 million, or 1.1%, to EUR 773.4 million for the nine months ended September 30, 2024, compared to EUR 764.7 million for the nine months ended September 30, 2023. This was driven by a revenue increase of EUR 35.0 million from the Biopharmaceutical and Diagnostic Solutions Segment, which offset a revenue decline of EUR 26.3 million in the Engineering Segment.

For the nine months ended September 30, 2024, revenue from high-value solutions increased to 37.7% of our total revenue, compared with 32.3% for the nine months ended September 30, 2023, resulting primarily from increased customer demand for high performance syringes and, to a lesser extent, other products, which offset soft demand in ready-to-use EZ-fill® vials which continues to be adversely impacted by excess customer inventories that arose during the COVID-19 pandemic. On a constant currency basis revenue increased 1.5% for the nine months ended September 30, 2024.

Biopharmaceutical and Diagnostic Solutions

	(Amounts in EUR million, except as indicated otherwise)
	For the nine months ended September 30,		Change	Change
	2024	2023	EUR	%

Type of goods or service
Revenue from high-value solutions	291.7	247.1	44.6	18.1%
Revenue from other containment and delivery solutions	362.6	372.2	(9.6)	(2.6)%
Total Revenue from Biopharmaceutical and Diagnostic Solutions	654.3	619.3	35.0	5.7%

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by EUR 35.0 million, or 5.7%, to EUR 654.3 million for the nine months ended September 30, 2024, compared to EUR 619.3 million for the nine months ended September 30, 2023. Revenue growth on constant currency basis was 6.1% for the nine months ended September 30, 2024.

For the nine months ended September 30, 2024, revenue growth of 5.7% was driven by revenue increases in high-performance syringes, and, to a lesser extent, other products. Segment growth was offset by a 40.4% revenue decline in standard and ready-to-use glass vials due to temporary soft vial demand stemming from elevated customer inventories that arose during the COVID-19 pandemic.

For the nine months ended September 30, 2024, increased revenue from high-value solutions offset the revenue decrease in other containment and delivery solutions. Despite the decrease in revenue attributable to EZ-Fill® vials, revenue generated from our high-value solutions increased by EUR 44.6 million, or 18.1%, to EUR 291.7 million for the nine months ended September 30, 2024, compared to EUR 247.1 million for the nine months ended September 30, 2023, driven primarily by high performance syringes and, to a lesser extent, other products. Revenue generated by other containment and delivery solutions decreased by EUR 9.6 million, or 2.6%, to EUR 362.6 million for the nine months ended September 30, 2024, compared to EUR 372.2 million for the nine months ended September 30, 2023. The decrease in revenue generated by other containment and delivery solution was predominately attributable to the lower demand for standard vials.

On a constant currency basis, revenue generated from high-value solutions increased by EUR 45.6 million, or 18.5%, to EUR 292.7 million for the nine months ended September 30, 2024, compared to EUR 247.1 million for the nine months ended September 30, 2023, and revenue generated by other containment and delivery solutions decreased by EUR 7.9 million, or 2.1%, to EUR 364.3 million for the nine months ended September 30, 2024, compared to EUR 372.2 million for the nine months ended September 30, 2023.

Engineering

Revenue generated by the Engineering segment, decreased by EUR 26.3 million, or 18.1%, to EUR 119.1 million for the nine months ended September 30, 2024, compared to EUR 145.4 million for the nine months ended September 30, 2023, mainly driven by the decrease in revenue attributable to pharmaceutical visual inspection systems.

The Group is continuing to focus on executing a large volume of work currently in progress. Since 2019, the Engineering segment has experienced significant growth, with revenue more than doubling over the last four years. This high demand, coupled with long lead times in electronic components, led to a backlog of work. The Group added more personnel and resources to complete the work in process and is implementing initiatives to optimize the industrial footprint, harmonize processes and enhance some supply chain and logistics strategies.

Revenue Breakdown by Geographical Markets

The following table presents revenue by geographical markets for the nine months ended September 30, 2024, and 2023. Revenue by geographical markets is based on the end customer location. The reported geographical markets are EMEA (Europe, Middle East, Africa), North America (United States, Canada, Mexico), South America and APAC (Asia Pacific).

	(Amounts in EUR million, except as indicated otherwise)
	For the nine months ended September 30,				Change	Change
	2024	% on Revenue	2023	% on Revenue	EUR	%

Geographical markets
EMEA	476.4	61.6%	453.3	59.3%	23.1	5.1%
APAC	64.9	8.4%	73.7	9.6%	(8.8)	(11.9)%
North America	209.5	27.1%	215.4	28.2%	(5.9)	(2.7)%
South America	22.6	2.9%	22.3	2.9%	0.3	1.0%
Total Revenue	773.4	100.0%	764.7	100.0%	8.7	1.1%

Cost of Sales

Cost of sales increased by EUR 42.7 million, or 8.1%, to EUR 569.3 million for the nine months ended September 30, 2024, compared to EUR 526.6 million for the nine months ended September 30, 2023. The increase in cost of sales was mainly due to an (i) increase in industrial costs, such as labor, materials and utilities, tied to the ongoing ramp-up of our new manufacturing plants in the U.S. and Italy and to (ii) higher costs on certain complex and highly customized projects in process in our Engineering segment. In addition, for the nine months ended September 30, 2023, cost of sales was positively affected by EUR 2.9 million subsidies granted by the Italian government aimed at mitigating the rise in utility costs affecting businesses and whose effects did not repeat for the nine months ended September 30, 2024.

In the second quarter of 2024, the Group reassessed the expected useful life of certain machinery installed in the Italian facilities considering the low impact of extraordinary maintenance performed over time on these assets, their first installation and their continuing functioning. Based on a technical appraisal, the expected useful lives for the machinery pertaining to our bulk production and to our EZ-Fill® production were extended from 6.7 years to 15 years and 12 years, respectively. The change in the expected useful lives of the machinery was treated as a change in estimate starting from April 1, 2024. The reduction in depreciation expense in the second and third quarter of 2024 for the machinery whose life was reassessed amounted to approximately EUR 9.7 million. This was offset by the higher depreciation expense due to the availability for use of the machinery installed in previous months to increase the production capacity.

As a percentage of revenue, cost of sales was 73.6% for the nine months ended September 30, 2024 compared to 68.9% for the nine months ended September 30, 2023.

For the nine months ended September 30, 2024, cost of sales included EUR 8.8 million of start-up costs related to the new facilities in Indiana, U.S., and in Latina, Italy, compared to EUR 8.5 million of start-up costs for the nine months ended September 30, 2023. These costs are primarily related to labor costs incurred prior to commercial operation, namely recruiting, hiring, training and travel expenses of personnel. For the nine months ended September 30, 2024 cost of sales included also EUR 0.1 million of restructuring and labor-related costs linked to the reorganization taking place in our Danish plant.

Gross Profit

For the nine months ended September 30, 2024, gross profit decreased by EUR 33.9 million, or 14.2%, to EUR 204.2 million, compared to EUR 238.1 million for the nine months ended September 30, 2023. Gross profit margin decreased to 26.4% for the nine months ended September 30, 2024, compared to 31.1% for the same period last year, resulting from a decrease in gross profit margin from both Biopharmaceutical and Diagnostic Solution segment and Engineering segment.

For the nine months ended September 30, 2024, gross profit margin for the Biopharmaceutical and Diagnostic Solutions segment amounted to 27.6% compared to 32.7% for the nine months ended September 30, 2023. The decrease in gross profit margin was primarily due to (i) vial destocking including the lower revenue related to more accretive EZ-fill® vials which negatively impacted the mix within high-value solutions, and the underutilization of standard and ready-to-use glass vial production lines with the associated under absorption of overhead costs, and (ii) the expected temporary inefficiencies due to the ramp-up of the new manufacturing plants in the United States and Italy. Additionally, during the nine months ended September 30, 2023, the Company benefited from government grants to subsidize the rise in utility costs which did not repeat for the nine months ended September 30, 2024.

For the nine months ended September 30, 2024, gross profit margin for the Engineering segment decreased to 14.5% compared to 20.9% for the nine months ended September 30, 2023. The decrease in gross profit margin was driven by increased costs on certain highly customized projects in the later stages of development. These projects are proceeding slower than anticipated despite an increase in personnel and resources.

Other operating income

Other operating income is a component of income which varies yearly depending on the specific contracts in place at the time and mainly includes (i) contributions received from customers and other business partners, in the context of collaboration agreements related to development projects, where both parties share in the risks and benefits, (ii) certain insurance refunds, (iii) government grants, (iv) lease income and (v) certain costs recharges. Based on the assessment performed, the Group does not consider these transactions to be part of the ordinary revenue generating activities.

Other operating income decreased by EUR 3.8 million, or 52.1%, to EUR 3.6 million for the nine months ended September 30, 2024, compared to EUR 7.4 million for the nine months ended September 30, 2023.

Selling and Marketing expenses

Selling and marketing expenses increased by EUR 1.2 million, or 6.2%, to EUR 19.0 million for the nine months ended September 30, 2024, compared to EUR 17.8 million for the nine months ended September 30, 2023. The increase in selling and marketing expenses was mainly due to the increase in personnel expenses partially offset by lower costs for business development and industry events and strategic marketing.

As a percentage of revenue, selling and marketing expenses was 2.5% for the nine months ended September 30, 2024 compared with 2.3% for the nine months ended September 30, 2023.

Research and Development expenses

Research and development expenses increased by EUR 0.5 million, or 1.9%, to EUR 26.1 million for the nine months ended September 30, 2024, compared to EUR 25.6 million for the nine months ended September 30, 2023. Research and development expenses include costs for research and development activities to support the innovation of our product range and components as well as amortization and depreciation for EUR 2.7 million for the nine months ended September 30, 2024 (EUR 3.0 million for the nine months ended September 30, 2023).

The increase in research and development expenses is mainly related to higher personnel costs to support strategic R&D activities launched at the Group level, particularly within the Engineering segment, as well as severance payments.

For the nine months ended September 30, 2024 research and development expenses included EUR 1.3 million for restructuring and related charges, which contained the aforementioned severance payments.

As a percentage of revenue, research and development expenses was 3.4% for the nine months ended September 30, 2024 compared to 3.3% for the nine months ended September 30, 2023.

General and Administrative expenses

General and administrative expenses increased by EUR 3.0 million, or 4.6%, to EUR 68.4 million for the nine months ended September 30, 2024, compared to EUR 65.4 million in the nine months ended September 30, 2023. These expenses mainly comprise corporate personnel costs, directors compensation, consultancy costs, rentals, as well as depreciation and amortization of EUR 6.5 million (compared to EUR 6.1 million for the nine months ended September 30, 2023). The increase in general and administrative expenses was mainly attributable to the increase in personnel expenses linked to (i) severance payments, (ii) new hires to support business growth, (iii) salary increases primarily due to merit increases and mandatory increases under national collective agreements. This increase was partially offset by the reduction in D&O insurance expenses.

For the nine months ended September 30, 2024, general and administrative expenses included EUR 0.4 million of start-up costs principally related to the new facility in the U.S., EUR 2.2 million for restructuring and related charges, and EUR 0.2 million including other severance costs.

As a percentage of revenue, general and administrative expenses were 8.8% for the nine months ended September 30, 2024, compared to 8.5% for the nine months ended September 30, 2023.

Operating Profit

Operating profit decreased by EUR 42.4 million, or 31.0%, to EUR 94.3 million for the nine months ended September 30, 2024, compared to EUR 136.7 million for the nine months ended September 30, 2023. Operating profit margin for the nine months ended September 30, 2024, decreased to 12.2% compared to 17.9% for the nine months ended September 30, 2023, mostly due to the reduction of gross profit margin and, to a lesser extent, to the reduction of other operating income and a lower absorption of selling, general and administrative expenses.

For the nine months ended September 30, 2024, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 15.2%, compared to 20.3% for the nine months ended September 30, 2023. The decrease in operating profit margin was primarily due to the reduction in gross profit margin.

For the nine months ended September 30, 2024, Engineering operating profit margin was 6.7%, compared to 14.0% for the nine months ended September 30, 2023. The decrease in operating profit margin was mainly driven by the decrease in gross profit margin and the increase in research and development expenses.

Net Finance expenses

Finance expenses, net of finance income, decreased by EUR 7.3 million to EUR 1.3 million net income for the nine months ended September 30, 2024, from EUR 6.0 million net expense for the nine months ended September 30, 2023.

Net finance expenses decreased mainly due to (i) the net foreign currency exchange rate impact, amounting to a net gain of EUR 4.0 million for the nine months ended September 30, 2024, compared to a net loss of EUR 3.9 million for the nine months ended September 30, 2023, which were mainly affected by the strengthening of the U.S. Dollar against the Mexican Peso during the period, and to (ii) the fair value adjustment related to trading derivatives amounting to a net devaluation of EUR 0.4 million for the nine months ended September 30, 2024, compared to a net revaluation of EUR 0.6 million for the nine months ended September 30, 2023.

Profit Before Tax

Profit before tax decreased by EUR 35.1 million, or 26.9%, to EUR 95.6 million for the nine months ended September 30, 2024, compared to EUR 130.7 million for the nine months ended September 30, 2023.

Income taxes

Income taxes decreased by EUR 4.1 million, or 13.6%, to EUR 26.2 million for the nine months ended September 30, 2024, compared to EUR 30.3 million for the nine months ended September 30, 2023. The effective tax rate for the nine months ended September 30, 2024, was 27.4% compared to 23.2% for the nine months ended September 30, 2023. The increase in the effective tax rate is mainly attributable to the Italian legal entities and due to: (i) the abolition of the “ACE” tax benefit (linked to reinvestment of profits in the company) and the introduction of a tax benefit related to employment growth, whose impact was less beneficial in the nine months ended September 30, 2024 compared to the former tax benefit impacting the nine months ended September 30, 2023, and (ii) the Italian tax energy bonuses and R&D tax credit which were recognized for the nine months ended September 30, 2023 and which did not repeat for the nine months ended September 30, 2024.

Net Profit

Net profit decreased by EUR 31.0 million, or 30.9%, to EUR 69.4 million (or EUR 0.26 of Diluted EPS or EUR 0.29 of Adjusted Diluted EPS) for the nine months ended September 30, 2024, compared to EUR 100.4 million (or EUR 0.38 of Diluted EPS or EUR 0.41 of Adjusted Diluted EPS) for the nine months ended September 30, 2023.

For non-GAAP financial measures reconciliation refer to “Key Indicators of Performance and Financial Condition - Non-GAAP Measures - Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS”.

Liquidity and Capital Resources

We finance our operations mainly through cash generated by our operating activities, debt financing and equity financing. Our primary requirements for liquidity and capital are to finance capital expenditures, working capital (which is the difference of current assets and current liabilities—net of current financial assets, current financial liabilities, cash and cash equivalents), and general corporate purposes.

Our primary sources of liquidity include our cash and cash equivalents, short-term loan facilities, medium and long-term loans from a number of financial institutions and equity markets. At September 30, 2024, we had cash and cash equivalents of EUR 78.0 million (compared to EUR 69.6 million at December 31, 2023). Our cash and cash equivalents primarily consist of cash held in bank accounts and highly liquid investments, such as short-term deposits, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through additional loan or debt agreements, will enable us to satisfy the requirements of our investing activities and working capital needs for at least the next 12 months and ensure an appropriate level of operating and strategic flexibility.

Our total current liabilities were EUR 477.1 million at September 30, 2024 (compared to EUR 574.4 million at December 31, 2023), which primarily includes EUR 246.1 million trade payables, EUR 23.3 million contract liabilities, EUR 7.0 million advances from customers, EUR 70.3 million financial liabilities, EUR 51.8 million tax payables, EUR 5.3 million lease liabilities, EUR 1.9 million current provision for warranty and EUR 71.4 million other liabilities mainly relating to payables to personnel and social security institutions as well as allowance for future expected customer returns.

Financing activities

We employ a disciplined approach in managing our working capital and balance sheet to support our business and operations.

On March 26, 2024, Stevanato Group closed its upsized underwritten follow-on public offering of an aggregate of 14,605,000 of its ordinary shares, including the full exercise of the underwriters’ option to purchase 1,905,000 additional ordinary shares to cover over-allotments, at a public offering price of USD 26.00 per share. For the nine months ended September 30, 2024 the cash flow generated from the net proceeds from the follow-on offering after deducting underwriting discounts and commissions and offering expenses amounted to EUR 169.8 million.

On January 18, 2024, and on March 5, 2024, Stevanato Group entered into two unsecured term loan agreements totaling EUR 80.0 million to support the expansion of production capacity. The first loan agreement was financed by BPER Banca for EUR 30.0 million and the second loan for EUR 50.0 million was financed by Banca Intesa Sanpaolo. Both loans have a five-year term, with two years of interest-only payments and three years of amortizing period, with quarterly repayment of installments at a constant principal portion. At September 30, 2024, both loans were fully drawn down.

Capital Expenditures

During the nine months ended September 30, 2024, EUR 182.1 million of capital expenditures have been allocated to growth and capacity expansion, which included: (i) EUR 144.2 million for the new EZ-Fill® production lines and related buildings expansion, principally in Fishers, Indiana (EUR 81.7 million), and in Latina, Italy (EUR 46.9 million); (ii) EUR 21.5 million for the completion of vials and cartridges capacity expansion; and (iii) EUR 16.4 million mainly related to Engineering capacity expansion, new machinery for high precision plastic injection molding and assembly for container in vitro diagnostic solutions and molds.

In the U.S., construction of the new facility in Fishers, Indiana continues to progress. We launched validation activities in late 2023 and in the third quarter of 2024, we initiated commercial production.

At September 30, 2024 committed orders from our suppliers related to the ongoing investments amounting to approximately EUR 92.2 million, net of the expected contribution from BARDA.

Capital expenditures for maintenance, to increase quality and improve our IT systems as well as the efficiency of our production processes and the safety of our plants and production sites amounted to EUR 16.3 million. Capital expenditures for research and development, including laboratory equipment, molds and other related equipment, amounted to EUR 8.2 million.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2024	2023		€2024	2023	EUR
Cash flows from operating activities	18.3	33.5	(15.2)	112.1	95.0	17.1
Cash flows used in investing activities	(47.6)	(132.2)	84.6	(219.2)	(328.9)	109.7
Cash flows from financing activities	29.4	101.7	(72.3)	116.9	70.3	46.6
Net change in cash and cash equivalents	0.1	2.9	(2.8)	9.9	(163.6)	173.5

Cash generated from operating activities

For the three months ended September 30, 2024, net cash generated from operating activities was EUR 18.3 million, compared to EUR 33.5 million net cash generated from operating activities for the three months ended September 30, 2023.

For the three months ended September 30, 2024, the net cash generated from operating activities was primarily the result of (i) profit before taxes of EUR 40.8 million adjusted for EUR 18.4 million of expense related to the depreciation and impairment of PPE and amortization of intangible assets and EUR 1.1 million of net finance expense, (ii) EUR 0.7 million from the change in provisions, (iii) EUR 0.5 million of losses from the disposal of PPE, (iv) EUR 23.9 million cash generated from the change in inventories and contract assets and (v) EUR 0.5 million of interest received. These cash inflows were partially offset by (i) EUR 23.4 million cash absorbed from the change in trade receivables and other assets, (ii) EUR 21.9 million cash absorbed from the change in trade payables, contract liabilities, advances and other liabilities (iii) EUR 8.0 million net other non-cash expenses, (iv) EUR 1.5 million net finance interests paid and (v) EUR 12.9 million in income tax paid.

For the nine months ended September 30, 2024, net cash generated from operating activities was EUR 112.1 million, compared to EUR 95.0 million net cash generated from operating activities for the nine months ended September 30, 2023.

For the nine months ended September 30, 2024, the net cash generated from operating activities was primarily the result of (i) profit before taxes of EUR 95.6 million adjusted for EUR 60.9 million of expense related to the depreciation and impairment of PPE and amortization of intangible assets and EUR 2.5 million of net finance expense, (ii) EUR 2.4 million from change in provisions, (iii) EUR 26.4 million cash generated from the change in trade receivables and other assets, and (iv) EUR 1.7 million of interest received. These cash inflows were partially offset by (i) EUR 28.0 million of cash absorbed from the net change in inventories and contract assets, (ii) EUR 16.7 million cash absorbed from the change in trade payables, contract liabilities, advances and other liabilities, (iii) EUR 13.8 million net other non-cash expenses, (vi) EUR 3.8 million net finance interests paid and (v) EUR 15.1 million in income tax paid.

Cash used in investing activities

Net cash used in investing activities was EUR 47.6 million for the three months ended September 30, 2024 (compared to EUR 132.2 million cash used in investing activities for the three months ended September 30, 2023), as we continued to invest in our strategic global expansion.

For the three months ended September 30, 2024 net cash used in purchasing property and equipment as well as intangible assets amounted to EUR 47.6 million while the proceeds from the sale of property, plant and equipment amounted to EUR 0.1 million.

For the three months ended September 30, 2024 the net cash used for the investments in financial assets amounted to EUR 0.1 million.

Net cash used in investing activities was EUR 219.2 million for the nine months ended September 30, 2024 (compared to EUR 328.9 million cash used in investing activities for the nine months ended September 30, 2023), as we continued to execute our strategic investments in capacity expansion for high-value solutions to meet customer demand.

For the nine months ended September 30, 2024 net cash used to acquire property and equipment as well as intangible assets amounted to EUR 222.4 million net of the advance payment of approximately EUR 4.4 million received from the U.S. Biomedical Advanced

Research and Development Authority (BARDA) which reflects a partial payment for installing machinery in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies.

For the nine months ended September 30, 2024 the net cash spent as price adjustment to acquire Perugini S.r.l. was EUR 0.2 million.

These cash outflows were partially offset by the proceeds from the sale of property, plants and equipment (primarily related the disposal of a building in Denmark) and from the investments in financial assets for a total of EUR 3.1 million.

Cash generated from financing activities

Net cash flows generated from financing activities was EUR 29.4 million for the three months ended September 30, 2024 (compared to EUR 101.7 million generated from financing activities for the three months ended September 30, 2023).

For the three months ended September 30, 2024, proceeds from borrowings generated EUR 50.2 million cash which was partially offset by (i) EUR 14.5 million dividends payment, (ii) EUR 4.2 million repayment of borrowings and (iii) EUR 2.1 million for the payment of the principal portion of lease liabilities.

Net cash flows generated from financing activities was EUR 116.9 million for the nine months ended September 30, 2024 (compared to EUR 70.3 million generated from financing activities for the nine months ended September 30, 2023).

For the nine months ended September 30, 2024, the net cash generated from financing activities was primarily related to the net proceeds generated from the completion of our upsized follow-on underwritten public offering of ordinary shares for EUR 169.8 and from borrowings for EUR 100.2 million. These cash inflows were partially offset by (i) EUR 133.7 million repayments of borrowings, (ii) EUR 14.5 million dividends payment, and (iii) EUR 4.9 million payment of the principal portion of lease liabilities.

Net change in cash and cash equivalents

The net change in cash and cash equivalents was EUR 0.1 million for the three months ended September 30, 2024, compared to EUR 2.9 million for the three months ended September 30, 2023.

The net change in cash and cash equivalents was EUR 9.9 million for the nine months ended September 30, 2024, compared to EUR (163.6) million for the nine months ended September 30, 2023.

Key Indicators of Performance and Financial Condition

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures, including: Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt) and Capital Employed. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Constant Currency Revenue

Constant Currency Revenue is defined as revenue excluding the impact of fluctuations in currency exchange rates occurring when the financial results of foreign subsidiaries are converted into the Group's primary currency (i.e., Euro). Constant Currency Revenue is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with the prior periods. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation. The following tables set forth the calculation of Constant Currency Revenue for the three and the nine months ended September 30, 2024 and provide a reconciliation to the most comparable IFRS measure, Revenue.

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the three months ended September 30, 2024	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Revenue	100.4	132.6	233.0	44.8	277.9
Effect of changes in currency translation rates	0.2	1.5	1.7	—	1.7
Constant Currency Revenue	100.6	134.1	234.7	44.8	279.6

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenues at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the three months ended September 30, 2024	100.6	134.1	234.7	44.8	279.6
Revenue for the three months ended September 30, 2023	86.2	132.8	218.9	52.5	271.4
Change in revenue at constant currency	14.5	1.3	15.8	(7.6)	8.2
% Change in revenue at constant currency	16.8%	1.0%	7.2%	(14.6)%	3.0%

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the nine months ended September 30, 2024	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Reported revenue	291.7	362.6	654.3	119.1	773.4
Effect of changes in currency translation rates	1.0	1.7	2.7	0.1	2.8
Constant Currency Revenue	292.7	364.3	657.0	119.2	776.2

	(Amounts in EUR million, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenue at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the nine months ended September 30, 2024	292.7	364.3	657.0	119.2	776.2
Revenue for the nine months ended September 30, 2023	247.1	372.2	619.3	145.4	764.7
Change in revenue at constant currency	45.6	(7.9)	37.7	(26.2)	11.5
% Change in revenue at constant currency	18.5%	(2.1)%	6.1%	(18.0)%	1.5%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is defined as net profit before income taxes, finance income, finance expense, depreciation and amortization and impairment of PPE. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs that are unrelated to the underlying performance of the business, and that management considers not reflective of ongoing operational activities of the Company. EBITDA is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with that of our competitors. Adjusted EBITDA is provided in order to present how the underlying business has performed excluding the impact of certain infrequently occurring items, which may alter the underlying performance and impair comparability of results between periods.

The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and the nine months ended September 30, 2024, and 2023, and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Net Profit. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2024	2023	%	2024	2023	%
Net Profit	30.0	37.9	(20.8)%	69.4	100.4	(30.9)%
Income taxes	10.8	12.5	(13.9)%	26.2	30.3	(13.6)%
Finance income	(6.8)	(4.8)	41.1%	(13.6)	(15.9)	(14.5)%
Finance expense	7.0	5.6	26.1%	12.3	21.9	(43.8)%
Operating Profit	41.0	51.2	(19.8)%	94.3	136.7	(31.0)%
Depreciation and amortization and impairment of PPE	18.4	20.5	(10.2)%	60.9	58.4	4.3%
EBITDA	59.5	71.7	(17.1)%	155.2	195.1	(20.5)%
Adjusting items	4.2	3.0	40.2%	13.0	9.7	34.5%
Adjusted EBITDA	63.7	74.7	(14.8)%	168.3	204.8	(17.8)%

Revenue	277.9	271.4		773.4	764.7
Net Profit Margin (Net Profit/ Revenue)	10.8%	14.0%		9.0%	13.1%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	22.9%	27.5%		21.8%	26.8%

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS

Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS represent respectively Operating Profit, Income Taxes, Net Profit and Diluted EPS as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities. Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS are provided in order to present how the underlying business has performed excluding the impact of the adjusting items, which may alter the underlying performance and impair comparability of results between the periods.

The following tables set forth the reconciliation of EBITDA, Operating Profit, Income Taxes, Net Profit, Diluted EPS with Adjusted EBITDA, Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS for the three and the nine months ended September 30, 2024, and 2023.

	(Amounts in EUR million, except as indicated otherwise)
For the three months ended September 30, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	59.5	41.0	10.8	30.0	0.11
Adjusting items:
Start-up costs new plants (1)	3.5	3.5	1.0	2.6	0.01
Restructuring and related charges (2)	0.5	0.5	0.1	0.4	0.00
Other severance costs (3)	0.2	0.2	0.1	0.2	0.00
Adjusted	63.7	45.2	11.9	33.1	0.12

	(Amounts in EUR million, except as indicated otherwise)
For the three months ended September 30, 2023	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	71.7	51.2	12.5	37.9	0.14
Adjusting items:
Start-up costs new plants (1)	2.8	2.8	0.7	2.1	0.01
Restructuring and related charges (2)	0.2	0.2	0.0	0.1	0.00
Adjusted	74.7	54.2	13.3	40.1	0.15

	(Amounts in EUR million, except as indicated otherwise)
For the nine months ended September 30, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	155.2	94.3	26.2	69.4	0.26
Adjusting items:
Start-up costs new plants (1)	9.2	9.2	2.5	6.7	0.02
Restructuring and related charges (2)	3.6	3.6	0.9	2.7	0.01
Other severance costs (3)	0.2	0.2	0.1	0.2	0.00
Adjusted	168.3	107.3	29.6	79.1	0.29

	(Amounts in EUR million, except as indicated otherwise)
For the nine months ended September 30, 2023	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	195.1	136.7	30.3	100.4	0.38
Adjusting items:
Start-up costs new plants (1)	9.4	9.4	2.5	6.9	0.03
Restructuring and related charges (2)	0.3	0.3	0.1	0.2	0.00
Adjusted	204.8	146.4	32.9	107.5	0.41

(1)
During the three and the nine months ended September 30, 2024, the Group recorded EUR 3.5 million and EUR 9.2 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. During the three and the nine months ended September 30, 2023, the Group recorded EUR 2.8 million and EUR 9.4 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs incurred prior to commercial operation that are associated with recruiting, hiring, training and travel expenses of personnel.
(2)
During the three and the nine months ended September 30, 2024, the Group recorded EUR 0.5 million and EUR 3.6 million, respectively, of restructuring and related charges among general and administrative expenses and research and development expenses. During the three and the nine months ended September 30, 2023, the Group recorded EUR 0.2 million and EUR 0.3 million, respectively, of restructuring and related charges among general and administrative expenses. These are mainly employee costs related to the reorganization of some business functions.
(3)
During the three and the nine months ended September 30, 2024, the Group recorded EUR 0.2 million related to personnel expenses, including other severance costs.
(4)
The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

The following table sets forth the calculation of Adjusted Operating Profit Margin and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Operating Profit Margin. Adjusted Operating Profit margin is calculated by dividing Adjusted Operating Profit for a period by total revenue for the same period.

	(Amounts in EUR millions, except as indicated otherwise)
	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Revenue	277.9	271.4	773.4	764.7
Operating Profit Margin (Operating Profit/ Revenue)	14.8%	18.8%	12.2%	17.9%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	16.3%	20.0%	13.9%	19.1%

CAPEX

Capital Expenditure, or CAPEX, is the sum of investment amounts in property, plant and equipment and intangible assets during the period (excluding right-of-use assets recognized during the period in accordance with IFRS 16 Leases). These investment activities consist of acquisitions of property, plant and equipment and intangible assets, excluding the grants which may take the form of a transfer of a non-monetary asset (such as land).

The following table sets forth the CAPEX for the three and the nine months ended September 30, 2024 and 2023:

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2024	2023		€2024	2023	€
Addition to Property, plants and equipment	55.6	106.2	(50.6)	197.9	355.0	(157.1)
Addition to Intangible Assets	3.2	1.0	2.2	8.7	3.6	5.1
CAPEX	58.8	107.2	(48.4)	206.6	358.5	(152.0)

See Note 17 “Intangible Assets” and Note 18 “Property, plant and equipment” to the Unaudited Interim Condensed Consolidated Financial Statements for additional details.

For further information on Capital Expenditure see “Liquidity and Capital Resources - Capital Expenditure” above.

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities excluding interests paid and received, less investments in property, plant and equipment and intangible assets on a paid-out cash basis.

The following table sets forth the calculation of Free Cash Flow for the three and the nine months ended September 30, 2024, and 2023:

	(Amounts in EUR million, except as indicated otherwise)
	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2024	2023		€2024	2023	€
Net cash flow from operating activities	18.3	33.5	(15.2)	112.1	95.0	17.1
Interest paid	1.5	1.0	0.5	3.8	2.4	1.4
Interest received	(0.5)	(0.1)	(0.4)	(1.7)	(0.7)	(1.0)
Purchase of property, plant and equipment	(44.6)	(131.3)	86.7	(213.7)	(351.2)	137.5
Proceeds from sale of property plant and equipment	0.1	0.1	—	3.1	0.1	3.0
Purchase of intangible assets	(3.2)	(1.0)	(2.2)	(8.7)	(3.6)	(5.1)
Free Cash Flow	(28.4)	(97.8)	69.4	(105.0)	(257.9)	152.9

For further information on cash flow see “Liquidity and Capital Resources” and “Cash Flow” above.

Net (Debt)/ Cash

The following table sets forth the calculation of Net (Debt)/ Cash, which is a metric used by management to analyze the financial stability of our business. Net (Debt)/ Cash is calculated as the sum of current and non-current financial liabilities, less the sum of the other current financial assets, other non-current financial assets - Fair value of derivatives financial instruments and cash and cash equivalents.

	(Amounts in EUR million, except as indicated otherwise)
	At September 30,	At December 31,
	2024	2023
Non-current financial liabilities	(289.4)	(255.6)
Current financial liabilities	(75.6)	(143.3)
Other non-current financial assets - Fair value of derivatives financial instruments	—	0.6
Other current financial assets	2.6	4.4
Cash and cash equivalents	78.0	69.6
Net (Debt)/ Cash	(284.3)	(324.4)

Capital Employed

The following table sets forth the reclassified consolidated statements of financial position which is presented to aid management in their analysis of the Capital Employed to generate profits. Capital Employed is determined as the sum of non-current assets (excluding the fair value of derivatives financial instruments) and net working capital, less the sum of provisions and non-current liabilities (excluding non-current advances from customers). Net working capital is the difference between current assets and current liabilities, excluding current financial assets, current financial liabilities and cash and cash equivalents, plus non-current advances from customers.

	(Amounts in EUR million, except as indicated otherwise)
	At September 30,	At December 31,
	2024	2023
- Goodwill and Intangible assets	83.1	81.0
- Right of use assets	16.8	18.2
- Property, plant and equipment	1,157.7	1,028.5
- Financial assets - investments FVTPL	0.2	0.7
- Other non-current financial assets	5.5	4.5
- Deferred tax assets	87.0	76.3
Non-current assets excluding FV of derivative financial instruments	1,350.3	1,209.2

- Inventories	286.6	255.3
- Contract assets	166.0	172.6
- Trade receivables	268.1	301.8
- Trade payables	(246.1)	(277.8)
- Advances from customers	(7.0)	(22.9)
- Non-current advances from customers	(51.0)	(39.4)
- Contract liabilities	(23.2)	(22.3)
Trade working capital	393.3	367.2

- Tax receivables and Other receivables	62.3	58.2
- Tax payables and Other current liabilities	(123.2)	(107.0)
- Current provisions	(1.9)	(1.1)
Net working capital	330.4	317.4

- Deferred tax liabilities	(10.8)	(9.6)
- Employees benefits	(7.2)	(7.4)
- Non-current provisions	(3.9)	(4.0)
- Other non-current liabilities	(52.2)	(48.5)
Total non-current liabilities and provisions	(74.1)	(69.5)

Capital Employed	1,606.6	1,457.1

Net (Debt)/ Cash	(284.3)	(324.4)

Total Equity	(1,322.3)	(1,132.6)

Total Equity and Net (Debt)/ Cash	(1,606.6)	(1,457.1)

Quantitative and Qualitative Disclosures About Market Risk

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly relating to foreign currency exchange rates and interest rates;
•
liquidity risk, mainly relating to difficulties in meeting the obligations associated with financial liabilities that are settled by cash or another financial asset; particularly with respect to the availability of funds and the possibility to access the credit market, should the Group require it, and to financial instruments in general;
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities.
•
commodity risk, arising from the fluctuation in commodities prices, driven by external market factors, especially for natural gas and electricity. Such fluctuations in commodities prices can cause significant business challenges that can, in turn, affect production costs, product pricing, company margins and cash flows, value of assets and liabilities.

These risks could significantly affect our financial position, results of operations and cash flows, and for this reason we identify and monitor them, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments.

The following section provides qualitative and quantitative disclosures regarding the effect that these risks may have upon us. The quantitative data reported in the following section does not have any predictive value.

Financial market risks

Due to the nature of our business, we are exposed to a variety of market risks, including foreign currency exchange rate risk, interest rate risk and commodity risk.

Our exposure to foreign currency exchange rate risk arises from our global footprint (both in terms of production and commercialization), as in some cases we sell our products in the currencies of the destination markets, which may differ from the currency of the countries in which we operate. Also, it can be difficult to move production between plants in different countries where we operate, due to regulatory and validation requirements, which can further impact foreign currency exchange rate risk.

Our exposure to interest rate risk arises from the need to fund certain activities and the possibility to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/ (loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These risks could significantly affect our performance and are therefore identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them.

We have in place various risk management policies, which primarily relate to foreign exchange, interest rate and commodity risks.

In particular, to manage foreign exchange rate risk, we have adopted a hedging policy, approved by the Board of Directors of Stevanato Group S.p.A. Hedging activities are mainly executed at corporate level, based on the information provided by the reporting system and utilizing instruments and policies conforming to IFRS. Hedging is undertaken to ensure protection in case an entity has transactions in currencies other than the one in which it primarily does business, taking into account also budgeted future revenue/ costs. Despite hedging operations, sudden movements in exchange rates or erroneous estimates may result in a negative impact, although limited, on our results.

Information on foreign currency exchange rate risk

We are exposed to risk resulting from fluctuations in foreign currency exchange rates, which can affect our earnings and equity. In particular:

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company.

•
The main foreign currency to which we are exposed is the U.S. Dollar for sales in the United States and other markets where the U.S. Dollar is the reference currency, against the Euro, Mexican Peso and Renminbi. Other significant exposures include the exchange rate between the Euro and the following currencies: Japanese Yen and Danish Krone. It is our policy to use derivative financial instruments (primarily forward currency contracts, currency swaps, currency options and collar options) to hedge against exposures.
•
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, China, Japan, Mexico, Denmark, and Brazil. As our reporting currency is the Euro, the income statements of those companies are translated into Euros using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euro. Similarly, intercompany financing may lead to a foreign exchange rate impact due to different functional currencies.
•
The amount of assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/ (loss) under gains/ (losses) from currency translation differences.

We monitor our main exposures with regard to translation exchange risk. While fluctuations in the exchange rates of a number of currencies against the consolidation currency may impact the consolidated financial statement values, there was no specific hedging in this respect at September 30, 2024.

Exchange differences arising from the settlement of monetary items are recognized in the consolidated income statement within the net financial income/ (expenses) line item.

The impact of foreign currency exchange rate differences recorded within financial income/ (expenses) for the three and the nine months ended September 30, 2024, except for those arising from financial instruments measured at fair value, amounted to a net loss of EUR 0.2 million and a net gain of EUR 4.0 million respectively (compared to EUR 2.4 million net loss for the three months ended September 30, 2023, and to EUR 3.9 million net loss for the nine months ended September 30, 2023).

There have been no substantial changes in the third quarter of 2024 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

We actively hedge against economic-transactional risk; more specifically, forward, swap contracts, and collar options are used to manage the exposures. Such instruments are designated as cash flow hedges only in part and contracts are entered for a period consistent with the underlying transactions, generally ranging from three to twelve months.

The following table presents an analysis of sensitivity to a change in exchange rates for the currencies the Group is majorly exposed to. With all other variables held constant, the Group’s marginality is affected as follows:

Exchange rate sensitivity
	Increase/decrease in percentage points		Effect on operating profit
	(Amounts in EUR millions)
Euro	1%	(1)%	(1.0)	1.0
US dollar	3%	(3)%	(3.0)	3.1
	5%	(5)%	(4.8)	5.3

Euro	1%	(1)%	0.2	(0.2)
Mexican Pesos	3%	(3)%	0.6	(0.6)
	5%	(5)%	1.0	(1.1)

Euro	1%	(1)%	(0.1)	0.1
China Renmimbi	3%	(3)%	(0.3)	0.3
	5%	(5)%	(0.5)	0.5

Information on interest rate risk

Interest rate risk stems from variable rate loans, for which sudden or significant interest rate fluctuations may have a negative impact on economic results. The monitoring of this risk is carried out at the corporate level and utilizes similar structures as those employed for the management of currency risks. We have hedges in place against interest rate risk, covering EUR 182.1 million out of a total of EUR 292.5 million variable rate loans.

The following table presents an analysis of sensitivity to a change in interest rates on the portion of loans and borrowings affected. With all other variables held constant, the Group’s marginality is affected as follows:

Interest rate sensitivity
	Increase/decrease in interest rate		Effect on profit before tax
	(Amounts in EUR millions)
	+20 BP	-20 BP	0.1	(0.1)
	+50 BP	-50 BP	0.1	(0.1)
	+100 BP	-100 BP	0.3	(0.3)

Our most significant floating rate financial assets at September 30, 2024 are cash and cash equivalents.

While the risk arising from net investments in foreign subsidiaries is monitored, no active hedging is currently in place.

Liquidity risk

Liquidity risk arises if we are unable to obtain the funds needed to carry out our operations under economic conditions. The main determinant of our liquidity position is the cash generated from or used in operating and investing activities.

From an operating point of view, we manage liquidity risk by monitoring cash flows and keeping an adequate level of funds at our disposal. The main funding operations and investments in cash and marketable securities of the Group are centrally managed and supervised by the treasury department with the aim of ensuring effective and efficient management of our liquidity. We undertake medium and long-term loans to fund medium and long-term operations. We undertake a series of activities centrally supervised with the purpose of optimizing the management of funds and reducing liquidity risk, such as:

•
centralizing liquidity management;
•
centralizing cash through cash pooling techniques;
•
maintaining a conservative level of available liquidity;
•
diversifying sources of funding of medium and long-term financing;
•
obtaining adequate credit lines;
•
monitoring future liquidity requirements on the basis of budget forecast and cash flow planning; and
•
monitoring covenants on indebtedness.

Intercompany financing is conducted at arm’s length terms and normally involves the holding company. These measures currently sufficiently guarantee, under normal conditions and in the absence of extraordinary events, the degree of flexibility required by movements of working capital, investing activities and cash flows in general.

We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through our existing relationships with banks, will enable us to satisfy the requirements of our investing activities and working capital needs for at least the next 12 months and ensure an appropriate level of operating and strategic flexibility. However, there can be no assurance that we will be able to obtain additional capital, or at acceptable costs.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty. The maximum credit risk to which we are theoretically exposed is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position.

If customers fail to meet payment deadlines, our financial position may deteriorate. Socio-political events (or country risks) and the general economic performance of individual countries or geographical regions may also impact our financial position. Our credit risk is mitigated by our consolidated commercial relations with well capitalized multinational pharmaceutical and biologics companies and our guidelines created for the selection and evaluation of the client portfolio, which may require, where possible and appropriate, further guarantees from customers. At September 30, 2024, our days sales outstanding increased by 15 days to 82 days, compared to 67 days at December 31, 2023.

Trade receivables at September 30, 2024 amounted to EUR 274.9 million (compared to EUR 308.4 million at December 31, 2023), net of the allowance for doubtful accounts amounting to EUR 6.8 million (compared to EUR 6.7 million at December 31, 2023).

Commodity risk

As the Group consumes large amounts of natural gas and electricity for its operating activities, it entered into commodity swap contracts for certain utilities to mitigate commodity risk and the increased volatility in natural gas and electricity prices over the past 12 months.

These commodity swap contracts are expected to reduce the volatility attributable to price fluctuations of natural gas and electricity for which floating-price contracts are in place. Hedging the price volatility of our expected natural gas and electricity consumption is in line with the risk management strategy outlined by the Board of Directors. Hedging contracts are referred to the same index to which the supplying contract is based (i.e. PSV Baseload and PUN Baseload).

Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "Commission") and that such information is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Exchange Act. As such, the Company is not required to file quarterly reports with the Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Commission under cover of Form 6-K on a voluntary basis.

As disclosed in Part II, "Item 15. Controls and Procedures" of its Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Commission on March 7, 2024 (“2023 Annual Report”), during their evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the 2023 Annual Report, the Company's Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2023 due to the material weaknesses reported in the 2023 Annual Report.

The Company is committed to establishing and maintaining a strong internal control environment and is implementing measures designed to help ensure that control deficiencies contributing to the material weaknesses are remediated on a timely basis. The Company has made progress towards remediation and continues to implement its remediation plan for the previously reported material weaknesses, which includes steps to: (i) strengthen the accounting and IT structure to adequately address the identified deficiencies; (ii) conduct intensified training activities dedicated to control owners to ensure control awareness and compliance with the Sarbanes-Oxley requirements, with particular regard to formalization and documentation of controls; (iii) enhance the design and implementation of the business process controls, in order to review all necessary controls across its business processes to ensure complete and accurate financial reporting; (iv) enhance the design and operation of controls related to the period-end financial reporting process; and (v) enhance the design and implementation of the information technology general controls, including controls over program change management, the review and update of access rights.

Some of these remediation activities were already initiated during the fourth quarter of 2023, having continued during the first, second and third quarters of 2024 (including a digital transformation program aimed at reinforcing the IT systems and the underlying information used in a cross-functional level), and are currently ongoing.

While the foregoing measures are intended to effectively remediate the identified material weaknesses, it is possible that additional remediation steps will be necessary. As the Company continues to evaluate and implement its plan to remediate its material weaknesses in its internal control over financial reporting, management may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until these material weaknesses are remediated, the Company plans to continue to perform additional analyses and other procedures to help ensure that its condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Changes in Internal Control Over Financial Reporting

Other than the changes related to the Company's remediation efforts described above, there were no changes in internal control over financial reporting during the nine months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

Legal Proceedings

The Company is from time to time subject to various litigation and administrative and other legal proceedings, including potential regulatory actions, incidental or related to our business, including commercial contract and other claims that might give rise to liability, among others (collectively “Legal Proceedings”).

Management believes that the outcome of the current Legal Proceedings will not have a material effect upon our business, financial condition, results of operations, cash flows, as well as the trading price of our securities. However, management will monitor ongoing Legal Proceedings and would evaluate the needs for additional disclosure in light of the discovery of additional facts with respect to Legal Proceedings pending against the Company, not presently known to us, or determinations by judges, arbitrators, juries or other finders of fact or deciders of law which are not in accord with management’s evaluation of the probable liability or outcome of such Legal Proceedings. From time to time, the Company is in discussions with regulators, including discussions initiated by the Company, about actual or potential violations of law in order to remediate or mitigate associated legal or compliance risks. As the outcomes of such proceedings are unpredictable, the results of any such proceedings may materially affect the Company’s reputation, business, financial condition, results of operations, cash flows or the trading price of its securities.

Risk Factors

There have been no material changes from the risk factors described in the Company's Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 7, 2024.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Defaults Upon Senior Securities

None.

Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: November 5, 2024	By:	/s/ Franco Stevanato
	Name:	Franco Stevanato
	Title:	Chief Executive Officer